UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2022

SilverBox Engaged Merger Corp I

(Exact name of registrant as specified in its charter)

Delaware	001-40118	85-4169699
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1250 S. Capital of Texas Highway Building 2, Suite 285 Austin, TX		78746
(Address of principal executive offices)		(Zip Code)

(512) 575-3637

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant	SBEAU	The Nasdaq Stock Market LLC
Shares of Class A common stock, included as part of the units	SBEA	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	SBEAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.l and Exhibit 99.2 to this Current Report on Form 8-K, and incorporated into this Item 7.01 by reference, are the Analyst and Investor Day presentation and the transcript of the recorded Analyst and Invcstor Day presentation, respectively, for use in connection with the previously announced Analyst and Investor Day, scheduled for January 11, 2022, relating to the previously announced business combination of SilverBox Engaged Merger Corp I, a Delaware corporation (“SBEA”), and Authentic Brands LLC, a Delaware limited liability company (“Authentic Brands”), pursuant to the Business Combination Agreement, dated as of November 2, 2021, by and among SBEA, PubCo, Authentic Brands, Grand Opal Investment Holdings, Inc., a Delaware corporation, SBEA Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of PubCo, and BRCC Blocker Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of SBEA.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2 are furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SBEA under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
99.1	Analyst and Investor Day Presentation
99.2	Transcript of Recorded Analyst and Investor Day Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K.

Additional Information about the Proposed Business Combination and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, BRC Inc. (“PubCo”) has filed a Registration Statement on Form S-4 with the SEC. The Form S-4 includes a preliminary proxy statement of SBEA and a preliminary prospectus of PubCo. After the Form S-4 has been declared effective by the SEC, a proxy statement/prospectus will be sent to all SBEA stockholders as of a record date to be established for voting on the proposed business combination. SBEA also will file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SBEA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SBEA through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination has been included in the Form S-4 filed by PubCo with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SBEA, PubCo or Authentic Brands, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 11, 2022

SILVERBOX ENGAGED MERGER CORP I

By:	/s/ Daniel E. Esters
Name:	Daniel E. Esters
Title:	Chief Financial Officer

Exhibit 99.1

COFFEE CONTENT COMMUNITY ANALYST AND INVESTOR DAY PRESENTATION January 11, 2022

DISCLAIMER Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) among SilverBox Engaged Merger Corp I or one or more of its affiliates (“SilverBox”) and Authentic Brands, LLC (together with its subsidiaries, including Black Rifle Coffee Company LLC, the “Company”) or one or more of its affiliates. The information contained herein does not purport to be all-inclusive and none of SilverBox, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Neither the Company nor SilverBox has verified, or will verify, any part of this Presentation. The recipient should make its own independent investigations and analyses of the Company and its own assessment of all information and material provided, or made available, by the Company, SilverBox or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives. This Presentation does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This Presentation shall also not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities, nor shall there be any sale of securities in any states or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or SilverBox’s or the Company’s future financial or operating performance. For example, projections of future Revenue and Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward- looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward- looking statements are based upon estimates and assumptions that, while considered reasonable by SilverBox and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SilverBox, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SilverBox, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SilverBox’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SilverBox nor the Company presently know or that SilverBox and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SilverBox nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Presentation. The Company and SilverBox disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold the Company, SilverBox or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Black Rifle Coffee Company 1

DISCLAIMER (CONT’D) Non-GAAP Financial Measures This Presentation includes projections of certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Profit, Average Unit Volume (“AUV”) and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company’s fiscal years 2021 through 2023. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data This Presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. Any trademarks, servicemarks, trade names and copyrights of the Company and other companies contained in this Presentation are the property of their respective owners. Important Information About the Proposed Business Combination and Where to Find It This Presentation is being made in respect of the proposed transaction involving SilverBox and the Company. In connection with the proposed business combination, PubCo has filed a Registration Statement on Form S- 4 with the SEC. The Form S-4 includes a preliminary proxy statement of SilverBox and a preliminary prospectus of PubCo. After the Form S-4 has been declared effective by the SEC, a proxy statement/prospectus will be sent to all SilverBox stockholders as of a record date to be established for voting on the proposed business combination. SilverBox also will file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SILVERBOX ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SilverBox as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. Participants in the Solicitation SilverBox, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SilverBox’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SilverBox is contained in SilverBox’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SilverBox in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. . Black Rifle Coffee Company 2

EXECUTIVE SUMMARY Black Rifle Coffee Company 3

THE TEAM Black Rifle Coffee Company 4 Black Rifle Coffee Company SilverBox Engaged Merger Corp I Tom Davin Co-Chief Executive Officer Greg Iverson Chief Financial Officer Joe Reece Executive Chairman Experienced CEO with 30+years of proven leadership experience across consumer, retail, lifestyle, and restaurant brands Seasoned operating executive with experience across CPG manufacturing, supply chain, sales, and marketing functions Experienced investor with 30 years of experience across investment banking, private equity investing, and corporate law Evan Hafer Chief Executive Officer and Founder Founder, visionary, and innovative leader since the company’s founding in 2014 Toby Johnson Chief Operating Officer Financial executive with significant public company experience in the education, consumer, and ecommerce sectors

WE ARE AMERICA’S COFFEETM Our Mission Black Rifle Coffee Serves Premium Coffee and Content to Active Military, Veterans, First Responders, and Those Who Love America ROASTED IN THE USA VETERAN CONTROLLED ~50% OF EMPLOYEES ARE VETERANS OR VETERAN SPOUSES 1 2 3 5 Black Rifle Coffee Company

OUR COMMITMENT TO VETERANS




Boot Campaign


BLACK RIFLE

$3M+

of coffee will be donated to military and first responder units in 2021

$1.2M+

will be given to charitable organizations in 2021

10,000 Veterans

long-term hiring goal

Black Rifle Coffee and SBEA Will Together Donate 530,000+ Shares to the Black Rifle Coffee Company Foundation at Closing

18.5 million Veterans comprise 7% of US adult population[1]
Underemployment rates are ~16% higher[2]
Approx. 50,000 Veterans are homeless[3]
Veterans suffer from mental health issues at a much greater rate[3]
18 to 22 US Veterans commit suicide daily[3]

1. U.S. Bureau of Labor and Statistics. (Link)
2. ZipRecruiter Veteran Survey. (Link)
3. "US Veterans and their unique issues: enhancing health care professional awareness". (Link)



Black Rifle Coffee selects local heroes annually and donates $5K to a charity of their choice

SOC-F

SPECIAL FORCES FOUNDATION

WARRIORS HEART

GREEN BERET FOUNDATION

OSD

Black Rifle Coffee Company | 6

WHY WE BELIEVE BRCC IS A GREAT INVESTMENT

Authentic and Passionate Focus on Company Mission

- Company mission drives customer loyalty and employee retention
- Experienced management team dedicated to the company's mission
- 530,000+ shares to be donated to the BRCC Foundation

Mission-Driven Lifestyle Brand with Loyal Customer Base

- Attractive lifestyle brand with loyal and growing customer base
- Large and differentiated social media following
- Net promoter score of 78

Massive Market Opportunity in Coffee and Beyond

- $45B+ total US coffee market with estimated $28B+ SAM in coffee[1]
- Track record of successfully extending brand (e.g. ready-to-drink and Outposts)
- Clear opportunity to expand market beyond coffee and merchandise

Attractive Omnichannel Model with Multiple Venues for Growth

- Direct-to-Consumer subscription business with low churn
- Growing wholesale business with expanding roster of retail partners
- Canned ready-to-drink (RTD) product now Top 4 brand less than 2 years after launch
- Expanding base of retail coffee shops ("Outposts") with attractive unit economics

Highly Scalable Platform Primed to Deliver Profitable Growth

- 2021E revenues of $230M, growing at 40% compared to 2020A Revenue and with 40% gross margins
- Growth investments mask underlying profitability near term
- Pipeline of initiatives targeting medium to long-term margin expansion

BRCC Key Metrics

78

Net Promoter Score[2]

3.7B+

Social Media Impressions[3]

~50%

Veteran Employees or Veteran Spouses as of October 2021

Selected Retail Partners

Bass Pro Shops, Cabela's, Casey's General Store, Circle K, CVS pharmacy, 5.11, H-E-B, Publix, Speedway, 7-Eleven, United Dairy Farmers, Walmart

1. Based on a third-party modeling as of June 2021.
2. Based on third-party survey as of June 2021.
3. As of YTD November 2021.

Black Rifle Coffee Company | 7

STRONG FINANCIAL PROFILE Black Rifle Coffee Company 8 Revenue Growth & Profitability Underlined by Strong KPIs 1.9M+ Cumulative Customers and Growing 285K+ Active Coffee Club Subscribers 16 Outposts in 2021 Top 4 RTD Coffee Brand in C-Stores1 $2.5M+ Target AUV for Outposts $36 $69 $92 $129 $187 2019A 2020A 2021E 2022E 2023E $82 $164 $230 $311 $430 2019A 2020A 2021E 2022E 2023E Net Sales ($ in millions) Gross Margin 43% 42% 40% 44% 67% CAGR Gross Profit ($ in millions) 41% 37% CAGR 60% CAGR 43% CAGR 1. BRCC Management research data.

WHAT WE DO Black Rifle Coffee Company 9 Devoted to cause- related content that INFORMS, INSPIRES, ENTERTAINS, and builds our community Great coffee that consumers love, and high-quality merchandise that enables our community to showcase the brand Omni-channel business model with branded experiences that deliver community, quality, convenience, and value MISSION-DRIVEN LIFESTYLE BRAND DIGITALLY NATIVE OMNI-CHANNEL HIGH QUALITY COFFEE & PRODUCTS

WE HAVE A LARGE AND LOYAL SOCIAL MEDIA FOLLOWING THAT LOVES INTERACTING WITH OUR CONTENT Black Rifle Coffee Company 10 Note: Social Media Followers by Brand as of November 30, 2021. 1. Includes Mat Best, Evan Hafer and Heather Lynn followers. 2. YTD as of November 2021. Includes over 2.0 billion impressions organically driven by BRCC consumers themselves on various social media platforms. 1 2 3 4 5 6 7 8 Facebook Twitter Instagram 3.7B+ Social Media Impressions(2) TikTok 11.1M 7.9M 2.9M 1.7M 0.6M 0.4M (1) YouTube 3.1M 1.8M

Black Rifle Coffee Company Black Rifle Coffee Company 11 SPARTAN RACE • BRCC activations and participants at 10 U.S. events in 2022 TRAVIS PASTRANA • Renowned action sports icon • Six-time X Games Gold Medalist TIM KENNEDY • Green Beret, former UFC MMA Fighter • CEO Sheepdog Response RECENT PARTNERSHIPS 600K Followers 1.1M Followers 6.7M Followers 4.1M Followers 1.5M Subscribers 122K Subscribers 5M Followers 739K Followers 112K Subscribers

83 78 67 24 20 Net Promoter Score1 OUR CUSTOMERS LOVE BLACK RIFLE COFFEE COMPANY Black Rifle Coffee Company 12 Black Rifle Coffee’s NPS is on Par with Best-in-Class Lifestyle Brands and is Significantly Higher Than That of Other Coffee Leaders 1. Based on third-party surveys. 2. Company Website. February 2021 “Great flavor on all blends.. Far superior to SBUX, Green Mountain, Dunkin' and other brands..”2 January 2021 “I’ve been drinking canned coffee for years and this is the first one I’ve ever truly enjoyed. The ingredients are high quality, and the flavor is amazing!”2 December 2020 “Proud and humble to be part of what you're doing here! America should do so much for our brave vets! Thank you.”2 December 2019 “Keep doing what you’re doing love the fact that you’re supporting veterans as an army man who suffers from PTSD and depression it means the world”2

SUPPORT FOR OUR MISSION AND OUR PREMIUM QUALITY COFFEE DRIVE EXCEPTIONAL CUSTOMER RETENTION

Top Reasons Our Consumers Purchase Black Rifle Coffee[1]



Support for Military / Veterans
84%
Great taste / smell
68%
A brand that shares my values
59%
Flavor variety / uniqueness
45%
Buying directly from website
32%
Brand image
27%
Attractive packaging
25%
Better value for coffee product
24%
Buying as a subscription
21%
Other
14%

Our Premium Quality Coffee and Taste Drives Exceptional Customer Retention

1. Based on third-party survey as of September 2020.

Black Rifle Coffee Company | 13

Black Rifle Coffee Company Black Rifle Coffee Company POWERFUL OMNI-CHANNEL STRATEGY DRIVES GROWTH RTD DTC Wholesale Coffee/Merchandise Outposts 84% 14% 2% 2020A 46% 33% 21% 2023E Revenue Mix Outposts Wholesale DTC Wholesale 14

LARGE MARKET OPPORTUNITY… Black Rifle Coffee Company 15 $45B+ U.S. Coffee Market $28B+ Black Rifle Coffee Company Serviceable Addressable Market $0.3B 2022E Revenue Source: BRCC Management, Stax Market Study. 1. Based on third-party models as of June 2021. $10B $4B $14B $28B+ At-Home RTD Out-of-Home S.A.M. BRCC Serviceable Addressable Market1

...WITH PROVEN ABILITY TO REACH A BROAD, DIVERSE AUDIENCE...

Black Rifle Coffee Company's Customer Base Reaches All Geographies...[1]

...And Reflects Highly Attractive Demographics


Top 5 MSAs
13%
MSAs 6-20
23%
Remaining
MSAs
64%


Age[2]
Income Level[2]
50+
35%
35-49
36%
18-34
29%
$150K+
35%
$75-
150K
36%
<$75K
29%

BRCC's customer base skews **younger** and is **more affluent** than the general population

Mission-driven brand messaging focused on Veterans, Military, and First Responders, with a total addressable population of 114M[3] across a broad cross-section of America

...FROM COAST TO COAST

Rank (2020 DTC Sales) [1]	**Market** (MSA)
1	New York – Newark – Jersey City
2	Dallas – Ft. Worth – Arlington
3	Los Angeles – Long Beach – Anaheim
4	Washington – Arlington – Alexandria
5	Phoenix – Mesa – Scottsdale
6	Houston – The Woodlands – Sugar Land
7	Chicago – Naperville – Elgin
8	Philadelphia – Camden – Wilmington
9	Seattle – Tacoma – Bellevue
10	Atlanta – Sandy Springs – Roswell

44

MSA's with sales over $500K[1]

1. Represents 2020 BRCC DTC dollar sales in 388 Metropolitan Statistical Areas (MSAs). MSAs do not include outlying rural areas, and therefore do not capture the entirety of the U.S. population.
2. BRCC Management. Represents existing BRCC customers.
3. Stax Market Study as of June 2021.
4. Stax Market Study as of June 2021. Represents existing BRCC customers across all channels.

Black Rifle Coffee Company | 16

BLACK RIFLE COFFEE COMPANY UTILIZES A THREE– PRONGED STRATEGY TO CRAFT A UNIQUE BRAND Black Rifle Coffee Company 17 Inform “We want our audience to love coffee as much as we do, so we simply inform them on all the awesome facets to coffee that we can think of.” Inspire “We take pride in the coffee we roast, the Veterans we employ, and the causes we support.“ Entertain “The entertain vertical is probably the first thing they think of when they think “Black Rifle Coffee Media.” It’s the irreverent humor the brand was built on, it’s the slow-motion explosions, and the signature positivity we bring to the internet.” Engaging Our Community with High-Quality Content Produced In-House

FOCUS ON DELIVERING HIGHEST QUALITY COFFEE


SPACE BEAR

Light Roast


LIBERTY

Medium Roast



Dark Roast


ESPRESSO
MOCHA

11 oz. RTD


BLACK RIFLE
ESPRESSO
300

15 oz. RTD


BLACK RIFLE
JB

Cold Brew Packs



Rounds


COMPANY

Instant Coffee

Note: Products are representative and not all-inclusive.

1. Grounds / whole beans revenue accounted for approximately 60% of 2020 revenues, single serve revenues accounted for approximately 21% of 2020 revenues, ready-to-drink revenues accounted for approximately 6% of 2020 revenues and merchandise revenues accounted for approximately 12% of 2020 revenues.

LOYAL AND ENERGIZED CONSUMER BASE DRIVES SIGNIFICANT MERCHANDISE SALES[1]



Hats


BLACK RIFLE

Accessories


BLACK RIFLE

Drinkware


BLACK RIFLE

Shirts



Hoodies



Equipment


BLACK RIFLE
COFFEE CO.

Women's



Blankets


COMPANY

Thermoses

Black Rifle Coffee Company | 18

FOCUS ON HIGHEST-QUALITY PRODUCTS THAT DELIVER ON TASTE AND DRIVE BRAND LOYALTY Black Rifle Coffee Company 19 Superior Coffee Premium Arabica Beans All of our beans have an 83-Point grade or higher +18%1 Black Rifle Coffee’s Average Outperformance vs. Peers on Key Flavor Criteria Owned Roasting Facility Our State-of-the-Art Equipment Guarantees Freshness and Offers Significant Capacity for Expansion ROASTED IN- HOUSE DAILY 1. Average percent of respondents rating BRCC with highest ratings relative to peers. Based on third-party survey as of September 2020. PREMIUM QUALITY SUPERIOR FLAVOR

DEEP, TALENTED LEADERSHIP TEAM WITH EXTENSIVE EXPERIENCE Evan Hafer CEO / Founder Tom Davin Co-CEO Greg Iverson CFO Mat Best Exec. Vice President Toby Johnson COO Kim Ellis Head of Development Dan Kaepernik VP of Retail Operations Founder, visionary, creative and innovative leader Seasoned strategic leader optimizes and scales the business Leads long- term business and financial planning Leads branding and creative content Builds and leads revenue channels and core operations Head of real estate development for outposts Defines and scales retail operations Black Rifle Coffee Company 20

Black Rifle Coffee Company COMMITMENT TO DIVERSITY 2021 Talent Awards Diversity Champion Winner Below 1,000 employees • BRCC has won the 2021 LinkedIn Diversity Champion Award for companies under 1,000 employees • We at BRCC appreciate the value of diversity across our organization and seek out diverse voices to join our mission • Veterans are a diverse group, and it’s what makes our military and our company strong: diversity of thought, diversity of background, and diversity of experiences all aligned in the same Mission Black Rifle Coffee Company 21

Black Rifle Coffee Company 22 GROWTH STRATEGY

MULTIPLE GROWTH VECTORS WITH DETAILED TACTICAL PLANS

1

Continue Growing Our DTC Business


West
~11%
Midwest
~16%
Northeast
~3%
California
~5%
Texas
~16%
South
~12%
= 0% – 10%
= 10% – 12%
= 12% – 15%
= 15% – 20%

Significant Opportunity to Drive Aided Brand Awareness

$4B
Online Coffee Market Size[2]

2

Experiential Retail ("Outposts")

45%+
Cash-on-Cash Returns from Outpost Locations[1]

1,300+
Outpost Whitespace Opportunity[2]

3

RTD and New Product Innovation

100K+
Points of Distribution by 2023E

$4B
RTD Coffee Category[2]

4

Expansion of Wholesale Distribution

~5K
Potential Wholesale Target Locations Excluding Current Customer Locations

$10B
At-Home Coffee Market and Growing[2]

1. Cash-on-Cash return is calculated as estimated AUV times estimated 4-wall margin divided by the estimated cost to build each outpost.
2. Based on third-party models as of June 2021.

Black Rifle Coffee Company | 23

LEADING COFFEE SUBSCRIPTION MODEL WITH HIGH RETENTION

Monthly Churn Rates[1]


~2%
~3%-4%
~10%
NETFLIX
BLACK RIFLE COFFEE COMPANY
Industry Average²

BRCC's subscription service provides a recurring revenue stream with strong customer retention relative to other subscription businesses[3]



LIGHT COFFEE DRINKER

1 Cup / Day for 1 Person

(2) 12oz Bags / Month



MEDIUM COFFEE DRINKER

2-3 Cups / Day for 1 Person

(3) 12oz Bags / Month



HEAVY COFFEE DRINKER

4+ Cups / Day for 1 Person

(4) 12oz Bags / Month

1


EXCLUSIVE
COFFEE SUBSCRIPTION
CHAINSAW

285k+

active coffee club subscribers

>4x

attractive LTV / CAC results in profitable growth and flexibility to increase spend[4]

$22

average at-home coffee spend per purchase

1. Source: BRCC Management, SBEA Estimates, SEC filings and publicly available market data.
2. Source: Recurly Research. Represents average for Consumer Goods companies, as defined by Recurly Research.
3. More than 40% of BRCC's 2021E revenue is expected to come from recurring subscriptions.
4. CAC is digital ad spend / total new customers (sub and non-sub) as of December 2020.

Black Rifle Coffee Company | 24

BRAND AWARENESS PRESENTS SIGNIFICANT GROWTH OPPORTUNITY Black Rifle Coffee Company 25 1 Source: BRCC Management as of September 2020, Stax Market Study as of June 2021. Note: Represents aided brand awareness. West ~11% Texas ~16% Midwest ~16% South ~12% Northeast ~3% California ~5% BRCC has grown revenues beyond $200M with brand awareness that does not exceed 16% in any region 11M 10M 2M 2M 64M 42M 18M 7M Military/ Veteran Affiliated 2nd Amendment Mission Aligned Law Enforcement/ First Responder BRCC Aware Count (M) Population Count (M) Awareness Building Targeted By Audience Significant whitespace remains for increasing awareness among Veterans 26M 131M Total

BRCC OUTPOSTS ARE REDEFINING THE BRAND EXPERIENCE Black Rifle Coffee Company 26 2 Source: BRCC Management as of October 2021, Company filings and Wall Street Research. 1. Cash-on-Cash return is calculated as estimated AUV times estimated 4-wall margin divided by the estimated cost to build each outpost. 2. Excludes pre-opening costs of ~$100k. 3. Benchmark peer metrics based on pre-covid (2020) figures, except for Dunkin which is based on their last public filings using 2019 figures. Outposts offer high margin beverages for instant consumption, with add-on bagged coffee and merchandise sales driving AUVs among the highest in quick service Outpost Highlights $12 to $13 Average check ~48% / ~52% Merchandise / Beverage & Food Sales Mix 45%+ Cash-on-Cash Returns1 ~$1.4M Cost to Build2 Unit Economic Benchmarking3 ~$2,500 $3,020 $2,223 $1,524 $1,489 $1,455 $1,275 $969 BRCC AUV - $000 ~25.0% 28.7% 25.9% 23.0% 22.4% 19.5% 19.5% 18.0% BRCC SBUX TH DNKN WING 4-Wall Margin % Drive-Thru Included

OUTPOST OVERVIEW Black Rifle Coffee Company 27 Immersive In-Store Environment Builds a Community And Broad Array of Merchandise Enables Consumers to Live the Brand Source: BRCC Management. 2

LONG RUNWAY FOR OUTPOST EXPANSION Black Rifle Coffee Company 28 2 Source: BRCC Management, SBEA Estimates as of December 2020. 1. JLL Real Estate Development Assessment for BRCC. Priority Markets Outpost Growth – Management Forecast 8 23 53 8 13 25 2020A 2021A 2022E 2023E Franchise Corporate 36 78 16 4 Outpost Pipeline Map 1 9 2 1 1 2 - Existing Market (2021A Count) - Priority Market Total Addressable Population Target by 2023 Long-Term Outpost Potential1 Phoenix, AZ 5.1 mm 13 40+ Dallas- Ft. Worth, TX 7.3 mm 13 40+ Houston, TX 6.2 mm 9 40+ Charlotte, NC 3.1 mm 3 25+ Washington, D.C. 6.5 mm 6 25+ Salt Lake City, UT 3.6 mm 7 15+ San Antonio, TX 2.3 mm 7 10+ Norfolk, VA 1.9 mm 3 10+ Total Other 292.2 mm 17 1,095+ Total U.S. 328.2 mm 78 1,300+ Extensive pipeline of potential outposts with a clearly defined real estate development strategy

• JLL initial market analysis completed in February 2021 • Broker retained February 2021 • JLL analytics updated August 2021 • 42 trade areas identified, 4 leases executed, and 8 leases in the pipeline Represents potential outpost locations Market Overview CASE STUDY: 40+ OPPORTUNITIES IN PHOENIX 2 Black Rifle Coffee Company 29

SIGNIFICANT OPPORTUNITY IN READY-TO-DRINK PRODUCT Black Rifle Coffee Company 30 3 Current RTD Product Portfolio 11 oz. offerings 15 oz. offerings Significant opportunity to expand the product portfolio and introduce new SKUs 1. Stax Market Study. 2. BRCC Management research data as of November 2021. 3. BRCC Management research data. 4. BRCC beat out Starbucks for the 6th month in a row as leading contributor to RTD growth in convenience. $4B+ Addressable market1 0 to 40,000 Doors in BRCC distribution in less than 2 years All 4 SKUs In the top 25 RTD SKUs ($/%ACV) despite being introduced less than 2 years ago Top 4 Brand in coffee / energy coffee category in C-stores2 <20% Penetration in C-stores2 #1 Contributor to RTD coffee growth in convenience4 738% YoY revenue growth through September 20213 Awarded 2021 CSP Retailer Choice Best New Product Award 90% Distribution coverage across the U.S.

RTD EXPANSION & RETAIL PIPELINE

3

Long-Term Potential Distribution



~10x
375k
FDM
C-Store
~2x
73k
40k
BRCC
Current Doors
Existing Customers'
Potential Doors
Total
Potential Doors

22% ACV for 11oz RTD[1]	**17M+** Cans by 2021E	**$24.2M** In TTM RTD Sales as of September 2021	**40K** Doors across U.S.

Significant opportunity for expansion via increasing distribution points

Selected National Retail Accounts

CASEY'S GENERAL STORE, CEFCO, CIRCLE K, Cumberland FARMS, CVS pharmacy, H-E-B, Kum & Go, Publix, 7-ELEVEN, United Dairy Farmers, Walmart

Recent Customer Wins

Speedway, Sam's CLUB, SHEETZ

Source: BRCC Management research data as of November 2021.

1. All commodity volume which is a measurement of a store's total sales of all products relative to the sales of all relevant retailers in a given territory.

Black Rifle Coffee Company | 31

ILLUSTRATIVE GROWTH POTENTIAL IN SKUs Black Rifle Coffee Company 32 3 2 SKUs, 2 Facings 4 SKUs, 4 Facings 6 SKUs, 8 Facings 16 23 24 29 28 25 18 16 15 20 20 21 26 26 17 21 23 24 26 22 14 14 14 19 19 22 24 24 8 11 15 14 16 20 21 27 27 8 12 16 15 17 20 22 28 28 1… 1… Jun '20 Jul '20 Aug '20 Sep '20 Oct '20 Nov '20 Dec '20 Jan '21 Feb '21 Mar '21 Apr '21 May '21 Jun '21 - Illustrative Future Mocha Espresso 11oz Espresso Cream 11oz Rich Mocha 15oz Caramel Vanilla 15oz Case Study: Growth in VPO / SKU in National Chain, > 400 Doors Initially, both 11oz. SKUs with one facing each Two 15 oz. SKUs added, each with one facing Two new SKUs introduced; two SKUs receive second facing Note: VPO/SKU is volume per outlet per SKU. 1. Current management forecasts for 2023E assumes <3 SKUs per RTD Door. 1

WHOLESALE COFFEE AND MERCH PRODUCTS EXPANDING NATIONWIDE Black Rifle Coffee Company 33 4 Rapidly expanding reach in retail through unique coffee products and merchandise1 Existing Outdoor, DIY & Lifestyle Chains Partnership Examples 2,200 ~7,200 Doors at end of 2021 Potential doors with existing customers 3x+ Source: BRCC Management. 1. Management expects to have 10 wholesale partnerships by the end of 2021.

BRCC'S OMNI-CHANNEL FLYWHEEL IN ACTION: SAN ANTONIO

At Home
Direct-to-Consumer


BLACK RIFLE
LIBERTY
BLACK RIFLE
C F

On-the-Go
C-store & Mass


BLACK RIFLE
ESPRESSO
300
BLACK RIFLE
ESPRESSO
WITH CREAM


B R
C C


BLACK RIFLE COFFEE COMPANY

Experiential Outposts
In Their Community

Outdoor, DIY & Lifestyle Retail
Where They Shop

Our Omni-Channel "Flywheel" Drives Exceptional Growth

San Antonio Market: 2023E


New Braunfels
Example C-Store / Wholesale Partners
CIRCLE K
7-ELEVEN
5.11
Bass Pro Shops

Highest Likelihood BRCC Customers
BRCC Outpost target location

San Antonio Market Revenue Outlook ($M)


Outposts
Wholesale
DTC
$3
$5
$10+
$20+
2020A
2021E
2022E
2023E

Significant overlap of Outpost and DTC consumers[1]

Opening new Outposts often leads to increase in DTC sales[2]

Source: Black Rifle Coffee Company Management, JLL Market Study, Stax Market Study.
Note: : These projections are for illustrative purposes only and estimate the San Antonio market in 2023 at run-rate. They should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of risk factors. Actual results may differ materially from those presented.
1. Based on a survey conducted by management of 145 customers in San Antonio, approximately 90% of Outpost consumers also purchased DTC
2. After the opening of the San Antonio Outpost, significant incremental DTC revenue growth was observed in the 5-minute drive time area from the Outpost location, compared to the rest of Texas, excluding San Antonio.

Black Rifle Coffee Company | 34

INVESTING TO FURTHER ENHANCE THE DIGITAL OMNI–CHANNEL EXPERIENCE Black Rifle Coffee Company 35 Creating a Fulsome Digital Experience • Integrated Loyalty and gift card programs across retail and digital channels • Fully integrated Retail Experience o Order-ahead capabilities o In-store DTC subscription management o Order online, pickup in store • Re-imaged Coffee Club with with exclusive perks and content • Proprietary data and AI technology to mitigate churn risk and provide a personalized product offering Infrastructure for Tomorrow • Headless E-Commerce solution to provide a more dynamic and customizable product with proprietary data management and analytics • In-store hardware upgrades to enable a seamless user experience • Upgraded subscription management solutions • Fully-integrated and customizable loyalty program

ADDING IT ALL UP: 2021E-2023E REVENUE GROWTH BY CHANNEL


($ in millions)
~37% CAGR
$230
$36
$87
$78
$430
Steady growth off substantial customer base
New doors, new retailers and new SKUs
Outpost builds
2021E Revenue
DTC
Wholesale
Outposts
2023P Revenue

Expansion of wholesale and unit growth of high-return Outposts are expected to account for ~82% of BRCC's revenue growth through 2023

Source: BRCC Management.

Black Rifle Coffee Company | 36

FINANCIAL OVERVIEW Black Rifle Coffee Company 37

Black Rifle Coffee Company Black Rifle Coffee Company EFFICIENT AND PROFITABLE OMNI-CHANNEL MODEL 84% 14% 2% 46% 33% 21% 2023E 2020A $74 $138 $163 $184 $199 $8 $23 $55 $91 $142 $3 $12 $37 $89 2019A 2020A 2021E 2022E 2023E 216% 82% 13% Outposts Wholesale DTC ’20A –’23E CAGR 51% CAGR $430 $311 $230 $164 $82 • Total 2021 revenues expected to be at or slightly above forecast Revenue Mix Revenue ($ in millions) Source: BRCC Management. Wholesale includes RTD and wholesale coffee and merchandise. 38

EXPANDING CONSUMER TOUCHPOINTS ACROSS THE U.S. Black Rifle Coffee Company 39 Source: BRCC Management. 1. As of end of period. 252 285 ~305+ ~325+ 2020A 2021A 2022E 2023E 10,600 40,000 75,000+ 100,000+ 2020A 2021A 2022E 2023E DTC Subscribers (000’s)1 RTD Doors1 8 23 53 8 13 25 2020A 2021A 2022E 2023E 4 16 36 78 ▪ Franchise ▪ Corporate Outposts1 1,161 2,200 2,700+ 3,600+ 2020A 2021A 2022E 2023E Wholesale Doors1 • Above KPIs as of end of 2021 are in-line with or higher than forecast at time of transaction announcement

OPPORTUNITY TO LEVERAGE BLACK RIFLE COFFEE’S HIGHLY- EFFICIENT MARKETING Black Rifle Coffee Company 40 70% Website Sales From Owned Sources 7% Conversion Rate From Unpaid Web Traffic1 5x Return On Advertising Spend2 $13 M $26 M $34 M $38 M $45 M 2019A 2020A 2021E 2022E 2023E 59% CAGR 16% CAGR Historical Marketing • Primarily focused on digital and social marketing • Very targeted marketing approach to reach consumer base Future Marketing • Mapping the customer journey • Website and mobile app revamp • Centralizing loyalty programs and subscriptions • Mobile app marketing 1. Based on Google Analytics. 2. Calculated as E-commerce revenue divided by advertising spend for FY 2020. Near-Term Opportunity to Accelerate Growth Through Additional Marketing Spend

$10 $20 $41 $9 $10 $13 $13 $1 $10 $20 $34 $54 2019A 2020A 2021E 2022E 2023E Outposts Other CapEx ($ in millions) Note: Figures reflect management estimates. ◼ $61 million of Outpost capex in 2022 and 2023 combined creates ~$110 million of first year high margin revenue ◼ Strong cash-on cash returns of 45%+ on Outpost investment ◼ Other capex in 2021-2023 predominantly relates to building capacity in coffee roasting to stay ahead of demand Black Rifle Coffee Company 41 INVESTING TO SUPPORT GROWTH

BRCC GROWTH AND PROFITABILITY OVER TIME Note: BRCC financial projections provided by the Company. 2021E 2022E 2023E At Scale Revenue Growth 40% 35% 38% ~30% Gross Profit Margin 40% 41% 44% ~45% Adjusted EBITDA Margin NM NM 4% ~20% Black Rifle Coffee Company 42

1. Monster SG&A reflects Operating Expenses, which includes selling expenses as well as expenses for advertising, commissions, payroll costs, and other marketing & administrative costs. 2. Chipotle Gross Profit defined as Revenue less Food, Beverage and Packaging Costs. 3. Unit count includes company owned and franchised units. Source: Factset and company filings. $137 $211 $317 $425 $565 67% 67% 67% 68% 69% FY2002 FY2003 FY2004 FY2005 FY2006 ($5) $12 $30 $62 $100 4% 6% 10% 12% FY2002 FY2003 FY2004 FY2005 FY2006 20% 63% 93% 74% 49% BENCHMARKING BRCC LONG TERM MARGIN POTENTIAL VS PEERS Black Rifle Coffee Company $205 $316 $471 $628 $823 FY2002 FY2003 FY2004 FY2005 FY2006 $110 $180 $349 $606 $904 FY2003 FY2004 FY2005 FY2006 FY2007 $10 $35 $105 $160 $233 9% 19% 30% 26% 26% FY2003 FY2004 FY2005 FY2006 FY2007 Gross Profit ($ in millions) and Gross Margin $44 $83 $183 $317 $468 40% 46% 52% 52% 52% FY2003 FY2004 FY2005 FY2006 FY2007 31% 27% 23% 26% 26% Revenue ($ in millions) YoY Revenue Growth SG&A as a % of Revenue Adj. EBITDA ($ in millions) and Adj. EBITDA Margin 1 RTD and restaurant peers show material margin improvements as scale is achieved over time Financial Metric Margin Unit Count3 229 305 409 489 581 -- 54% 49% 33% 31% 13% 11% 10% 8% 8% 2 43

New to BRCC Team in 2021 Toby Johnson COO Manny Pineiro Supply Chain Operations Stanley Soebianto* Coffee Capability & Sourcing Jack Nadeau* Manufacturing Ben Richey FD&T Role Builds and leads revenue channels and core operations Leads end-to-end supply chain organization Deepens coffee expertise & coffee sourcing efficiencies Builds internal and external manufacturing capability Optimizes fulfillment, distribution & transportation Experience EXPERTISE TO DRIVE SUPPLY CHAIN EFFECTIVENESS Black Rifle Coffee Company 44 * Long-term contractor with Black Rifle Coffee Company.

Black Rifle Coffee Company Black Rifle Coffee Company 45 Sourcing Manufacturing Fulfilment Shipping Invest to automate internal coffee manufacturing Engage more deeply in green bean value chain to extract value while maintaining quality NEAR TERM MARGIN IMPROVEMENT OPPORTUNITIES Optimize distribution nodes to service customer heat map Improve parcel efficiency and LTL consolidation while maintaining or reducing days to deliver Black Rifle’s passion for coffee and community have won the hearts of millions of loyal consumers across the country Millions of People Served 20% Active / Inactive Military 99% Hard-Working Americans Play Hard, Work Hard • On-The-Go Experience Driven • Brand Loyal 3.4M followers 0.3M followers 2.2M followers 121M views Content to Inspire, Entertain & Inform Active Military & Veterans, First Responders, Everyday Americans Over 1 Billion Impressions Orders Covering All 50 States Over 325K Ecommerce Customers Subscription Customers from Every US state Average Order Value in excess of $50.00 Source: BRCC Internal Data, 2021. Location and Depth of Unique Orders Location of Unique Subscribers Ecommerce Activity Heat Map (L52W) 4 Green Coffee ~80% of standard unit cost, predominantly COBRA (Columbia / Brazil) blends Current Consolidated sourcing and warehousing partnerships, more agile source origins Opportunity Largely manual operation Current Fully automated and scalable to support $1B+ in revenue; reduction in opex Opportunity Two 3PL fulfillment centers in TN & NV Current Optimally located nodes to support growing omni- channel business Opportunity Largest cost item in COGS Current Improved efficiency, better customer experience and reduction in COGS Opportunity

CONCLUSION Black Rifle Coffee Company 46

BLACK RIFLE COFFEE COMPANY: AMERICA’S COFFEETM Black Rifle Coffee Company 47 LOYAL AND GROWING COMMUNITY • Mission-driven, lifestyle brand • In-house content driving massive social following • Broad geographic and demographic appeal • Battle-tested leadership living the lifestyle PROVEN OMNI-CHANNEL FLYWHEEL • Digitally native • Leading coffee subscription program • Premier specialty retail partners • RTD rapidly scaling in c-store & mass • Outposts delivering exceptional experience and economics LARGE MARKET OPPORTUNITY • Premium coffee • Ready-to-drink • High-quality merchandise

APPENDIX Black Rifle Coffee Company 48

LEADING SPONSORSHIP AND FULL ALIGNMENT

Fully Financed Transaction With Innovative Backstop Structure and Alignment

- $300 million in commitments (@ $10.00/common share), led by $100 million commitment from Engaged Capital, will satisfy minimum cash condition

Unique Expertise Supporting Growth of Public Companies

- Deep bench of executives with significant experience leading public companies as CEO, CFO or Board Members
- Engaged Capital has a track record of supporting growth of public companies, including Medifast, Rent-a-Center and SunOpta

Deep Relevant Sector Experience

- Significant experience in e-commerce, restaurants, packaged foods, consumer marketing, subscription-based businesses, and other relevant businesses

Significant Transactional Experience

- Members of SBEA management team have led numerous IPOs, follow-on offerings and SPAC transactions, and have deep investor relationships

Support for BRCC's Mission

- SBEA and BRCC will together donate 530,000+ shares to the BRCC Foundation

SilverBox Capital | Engaged Capital

SBEA: INSTITUTIONAL SPAC PLATFORM

- Formed based on a shared vision between SilverBox Capital and Engaged Capital with intent to sponsor a series of SPACs
- Led by Joe Reece, former Head of US Investment Banking at UBS and Steve Kadenacy, former President & COO of AECOM (NYSE: ACM)
- Members of SBEA management team worked together previously at Boxwood Merger Corp., which completed its business combination with Atlas Technical Consultants (NASDAQ: ATCX)

ENGAGED CAPITAL

- Asset manager deploying a concentrated private equity-style investing strategy in small and mid-cap publicly traded companies
- Led by Founder and CIO Glenn Welling, former Relational Investors Partner and former Group Head / MD at Credit Suisse
- Works closely with its portfolio companies, frequently with Board representation, with a constructive mindset and an investment team that has worked together for over a decade

DEEP RELEVANT EXPERIENCE[1]

Advance Auto Parts, Boulder Brands, Conagra Brands, Corner Store, Del Frisco's, Diamond Resorts, Diamond Foods, Facebook, Hain Celestial, ibotta, Jamba, Medifast, Rent-A-Center, Rossignol, RumbleOn, SunOpta

1. Represents companies where a member of the SBEA management team, Board of Directors or Advisory Group served in a senior leadership role or at the Board level.

Black Rifle Coffee Company | 49

TRANSACTION HIGHLIGHTS

Fully Financed Transaction from $300 million of Common Equity Commitments From Innovative Backstop Structure

- $300 million in commitments (@$10.00 / common share), led by $100 million commitment from Engaged Capital, will satisfy minimum cash condition
- Actual amount funded by PIPE/backstop investors will be between $200 and $300 million, depending amount of cash retained from SPAC trust

Transaction Supports BRCC Mission as a Veteran-Controlled Company

- Company to be re-organized as a Public Benefit Corporation
- BRCC founders, management, and existing BRCC shareholders to continue own 68% of the company[1]
- Transaction will provide up to $225 million[1] of cash for growth, including Veteran-focused hiring

Alignment via Earn-Out and Founder Share Adjustments

- 20m earn-out shares to existing BRCC shareholders; ~1.2m founder shares cancelled[2] and ~1.2m founder shares subject to earn-out[1]
- For both BRCC and SBEA earn-outs, ½ earned at $15 and ½ earned at $20[3]

Pro Forma Ownership[1]


3% SBEA Sponsor & BRCC Foundation
Engaged Capital FPA & PIPE Investors
10%
SBEA Shareholders
18%
45%
BRCC Founders & Management
Other Existing BRCC Shareholders
23%

Sources ($ in millions)[1]	
SBEA Cash in Trust	$345
Engaged Capital FPA	100
Common Equity PIPE	100
Rollover Equity	1,306
Existing Cash on Balance Sheet	10
Total Sources	**$1,861**

Uses ($ in millions)[1]	
Cash to Balance Sheet	$225
Repay Existing Debt and Preferred	161
Secondary Proceeds	118
Rollover Equity	1,306
Transaction Expenses	51
Total Sources	**$1,861**

Capitalization (in millions)[1]	
Pro Forma Shares Outstanding	191.4
x Common Equity Price per Share[4]	$10.00
Pro Forma Market Capitalization	$1,914
Less: Pro Forma Net Cash	($203)
Total Enterprise Value	**$1,711**

1. All statistics assume no redemptions from SBEA cash in trust and are presented before impact of vesting of 21.2m shares subject to earn-outs described in footnote #3. The transaction will be structured as a customary "Up-C" transaction structure with existing owners of BRCC holding economic, non-voting interests in an LLC and non-economic, voting interests in the public company and all other shareholders holding economic, voting interests in the public company. Excludes 11.5 million public warrants and approximately 6.3 million sponsor warrants.
2. Approx. 1.2m shares will be forfeited at closing. An additional approx. 2.1m shares are subject to a downward adjustment in the event that the gross proceeds from the transaction (cash in trust + FPA/PIPE/backstop proceeds) are less than $445 million.
3. 50% of shares subject to earn-out will vest if VWAP for 20 days during a 30-day period is $15 or above within a 5 year period, and remaining 50% of shares will vest if VWAP for 20 days during a 30-day period is $20 or above within a 7 year period.
4. Price per share is shown in actual units, not millions.

Black Rifle Coffee Company | 50

BRCC HIGHLIGHTS: DEFINING THE OPPORTUNTY VS PEER GROUP Black Rifle Coffee Company 51 1 2 3 4 Powerful mission-led lifestyle brand with loyal customer base and broad appeal in coffee and beyond Scalable, omni-channel platform with strong subscriber base and significant “white space” to expand brand reach throughout $45B+ TAM Multiple avenues to sustain growth trajectory (>35%) – in the very early innings of both RTD and Outposts growth strategies Profitable and highly capital efficient business model, with strong gross margins (>40%) and attractive cash-on-cash returns • Top tier growth • Product innovation • Leading growth profiles coupled with strong margins HIGH GROWTH FOOD & BEVERAGE DTC LIFESTYLE BRANDS Median ‘23E Revenue Growth: 28.5% Median ‘23E Revenue Growth: 21.7% • Consumer / lifestyle focus • Direct-to-consumer with strong customer relationships • ESG / mission-driven brands • Taking market share in “dormant” industries ‘23E Revenue Growth: 38.2%

OPERATIONAL BENCHMARKING Black Rifle Coffee Company 52 CY 2023E Gross Margin CY 2023E Revenue Growth HIGH GROWTH FOOD & BEVERAGE DTC LIFESTYLE BRANDS CY 2022E Revenue Growth CY 2022E Gross Margin Median: 28.5% Median: 21.7% Median: 38.3% Median: 58.0% Source: Factset and company filings. Market data as of January 5, 2022. Note: BRCC financial projections provided by the Company. 38.2% 52.2% 51.1% 31.9% 29.2% 27.9% 26.1% 15.4% 10.1% 31.5% 25.0% 21.7% 15.5% 13.9% 43.5% 56.5% 45.5% 43.3% 42.8% 33.7% 29.0% 27.1% 20.0% 72.0% 58.8% 58.0% 57.3% 40.4% 35.4% 59.5% 59.7% 27.9% 37.6% 30.9% 30.3% 16.7% 10.3% 32.5% 26.2% 19.4% 18.4% 16.4% 41.3% 56.5% 44.3% 43.5% 43.2% 30.2% 30.2% 28.8% 14.9% 71.7% 58.0% 58.2% 58.1% 36.6%

1. BRCC valuation multiples exclude impact of earn-out shares and warrants. Source: Factset and company filings. Market data as of January 5, 2022. Note: BRCC enterprise value based on a nominal share price of $10.00 per share. 4.0x 9.1x 7.7x 7.3x 6.8x 5.3x 3.0x 2.6x 1.9x 6.5x 5.8x 5.6x 3.5x 1.8x 9.1x 31.2x 19.4x 17.8x 16.0x 15.2x 13.0x 7.6x 4.2x 9.9x 9.8x 9.0x 6.0x 4.5x VALUATION BENCHMARKING Black Rifle Coffee Company 53 Enterprise Value / CY 2023E Gross Profit Enterprise Value / CY 2023E Revenue HIGH GROWTH FOOD & BEVERAGE DTC LIFESTYLE BRANDS Enterprise Value / CY 2022E Revenue Enterprise Value / CY 2022E Gross Profit Median: 6.0x Median: 5.6x Median: 15.6x Median: 9.0x 5.5x 11.7x 8.9x 8.1x 10.3x 6.7x 3.8x 3.9x 2.5x 8.5x 6.6x 7.0x 4.0x 2.2x 13.3x 38.8x 23.4x 20.4x 23.9x 25.6x 14.3x 13.0x 5.7x 11.4x 12.0x 11.9x 6.9x 6.0x 1 1

FINANCIAL SUMMARY

Summary P&L	2019A	2020A	2021E	2022E	2023E
($ in millions)					
DTC	73.6	137.7	163.2	184.2	199.4
Wholesale	7.7	23.4	55.3	90.6	141.9
Outposts	0.8	2.8	11.5	36.6	89.1
Total Revenue	**$82.1**	**$163.9**	**$230.1**	**$311.4**	**$430.4**
(%) Growth		*99.6%*	*40.4%*	*35.4%*	*38.2%*
(-) COGS	($46.4)	($94.5)	($138.4)	($182.8)	($243.1)
(%) Sales	*56.5%*	*57.7%*	*60.1%*	*58.7%*	*56.5%*
Gross Profit	**$35.7**	**$69.4**	**$91.7**	**$128.6**	**$187.3**
(%) Margin	*43.5%*	*42.3%*	*39.9%*	*41.3%*	*43.5%*
(-) Marketing	($13.3)	($25.5)	($33.7)	($37.9)	($45.2)
(%) Sales	*16.3%*	*15.6%*	*14.7%*	*12.2%*	*10.5%*
(-) SG&A	($22.5)	($37.5)	($64.4)	($99.5)	($139.6)
(%) Sales	*27.4%*	*22.9%*	*28.0%*	*32.0%*	*32.4%*
(-) Non-Recurring Transaction Expenses	--	($0.6)	($3.7)	($1.5)	--
Operating Income	**($0.1)**	**$5.8**	**($10.2)**	**($10.4)**	**$2.5**
(%) Margin	*(0.1%)*	*3.5%*	*(4.4%)*	*(3.3%)*	*0.6%*
(+) Other Income (Expense)	$0.1	($0.2)	--	--	--
(+) Depreciation & Amortization	$0.9	$1.4	$2.3	$3.8	$6.7
EBITDA	**$0.9**	**$6.9**	**($7.9)**	**($6.6)**	**$9.2**
(%) Margin	*1.1%*	*4.2%*	*(3.4%)*	*(2.1%)*	*2.1%*
Adjusted EBITDA	**$1.3**	**$11.4**	**$0.6**	**$0.6**	**$15.1**
(%) Margin	*1.5%*	*6.9%*	*0.3%*	*0.2%*	*3.5%*
Retail Capex	--	($1.4)	($9.5)	($20.4)	($40.8)
Other Capex	($1.0)	($8.4)	($10.3)	($13.3)	($13.3)
(-) Total Capex	($1.0)	($9.8)	($19.8)	($33.7)	($54.1)

Note: 2019A-2021E do not include $6M in estimated public company costs. SG&A includes salaries / wages, corporate G&A, and outpost labor, occupancy, operating costs, and above store management costs. Note: We define EBITDA as net income (loss) before interest, state income taxes, depreciation and amortization expense. We define "Adjusted EBITDA" as EBITDA, adjusted for stock-based compensation expense, capital raising activities, and costs associated with implementation and material developments to our enterprise systems.

Black Rifle Coffee Company | 54

Black Rifle Coffee Company Fiscal Year 2019 2020 2021E 2022E 2023E Net Income (0.8) 4.3 (12.1) (11.6) 1.2 Interest Expense 0.7 1.0 1.9 1.1 0.9 Tax Expense 0.0 0.2 0.1 0.1 0.4 Depreciation and Amortization 0.9 1.4 2.3 3.8 6.7 Reported EBITDA $0.9 $6.9 ($7.9) ($6.6) $9.2 Non-Cash Equity Based Compensation 0.1 3.3 4.4 5.7 5.9 ERP System Implementation Costs 0.2 0.6 0.4 -- Non-Recurring Transaction Expenses - 0.6 3.7 1.5 - Adjusted EBITDA $1.3 $11.4 $0.6 $0.6 $15.1 EBITDA ADJUSTMENT DETAIL ◼ Reflects non-cash equity compensation paid to our employees and a wholesale partner under a marketing services agreement. ◼ Represents non-recurring costs associated with the implementation of our enterprise resource planning (ERP) system. ◼ Represents non-recurring accounting, legal, financial advisor and other costs associated with the Business Combination and our preferred equity capital raise in 2020. 1 3 2 1 2 3 55 ($ in millions)

Black Rifle Coffee Company SUMMARY KEY RISKS 56 Risks Related to the Company’s Business • The Company’s success is dependent upon evolving consumer preferences and tastes, and shifts in consumer spending, lack of interest in new products, or changes in brand perception can negatively affect consumer demand for the Company’s products. • The Company’s success is dependent upon certain financial conditions and any number of factors outside the Company’s control could negatively impact the Company’s results of operations. These factors include, but are not limited to, fluctuations in the cost and availability of real estate, labor, raw materials, equipment, transportation, shipping, pricing pressure, changes in consumer preferences, natural or man-made disasters, pandemics, social unrest, war, political instability, adverse litigation outcomes, or changes in consumer discretionary spending. Money available for consumer discretionary spending may be affected by job losses, inflation, higher taxes, changes in federal economic policy, and other macroeconomic or political events. • The Company may not always be successful in its marketing efforts. Failed marketing campaigns can incur costs without the benefit of attracting new customers or realizing higher revenue. Failure to attract new customers or retain existing customers, or failure to do so in a cost-effective manner, may result in an inability to increase sales and harm to our business. • The Company relies heavily on social media to advertise and engage with the Company’s customers. Using social media platforms for advertisements carries a number of associated risks, including dependence on the third party platforms to maintain their platforms in a manner that benefit the Company’s marketing strategies. Additionally, the Company is subject to the laws and regulations that govern the use of these platforms and is subject to the risks of improper use. • Launching and promoting new products is expensive and time-consuming and the Company may not always succeed in bringing new products to market. • The Company may not be able to compete successfully with other producers and retailers of coffee. Some of the Company’s competitors are longer-established, have greater brand recognition, and have substantially greater financial, technological, roasting, sale, distribution, and other resources. • The Company has a limited operating history and therefore it may be difficult to evaluate future risks and challenges. • The Company is heavily dependent on its direct to consumer channel for success, and this channel relies on third party logistics to succeed. Decrease in success of the direct to consumer channel or any failure or impediment on behalf of third party logistics providers could harm the Company. • The Company relies on its wholesale business partners to effectively distribute its products. Failure on behalf of its third party partners to effectively manage or distribute the Company’s products, such as by effectively displaying or presenting our products, grow or promote the brand, provide satisfactory consumer experiences, or fulfill their contractual obligations could harm the Company. Failure by the Company to maintain and develop these business relationships could harm our business. • The Company relies on co-manufactures to supply some of its products, and a loss of one or more of these partners, or failure of these partners to fulfill their contractual obligations, could harm the Company. • The Company’s growth strategy depends in part on opening new retail coffee shops. The success of new shops is dependent on a variety of factors, including, but not limited to, consumer preferences, availability of retail space, leasing conditions, construction and equipment costs, and local permitting, licensing, zoning, and other requirements and regulations. There is no guarantee that new retail shops will be successful, and new retail shops could entail high costs without realized profits. • The Company has experienced rapid growth and increased demand for its products. Failure to properly manage this growth and manage the Company’s relationships with its various business partners, or failure to accurately forecast our results of operations and growth rate, could harm the Company’s operating results. • The Company’s brand and reputation are critical to its success, and any publicity, regardless of accuracy, that portrays the Company negatively could adversely impact operating results. Negative publicity may arise for various reasons, whether true or not, including, but not limited to, complaints about product quality, safety, or sanitation; company policies; adverse litigation; employment practices; employee actions; actions taken by customers; social media posts; and actions taken by third party business partners. For instance, the Company has recently received negative publicity arising out of the presence of the Company's logos on apparel worn at politically charged events and there is no assurance that any such negative publicity will not occur again in the future which could harm our business. • The Company plans to expand into new domestic and international markets, and failure to successfully integrate into these new markets could affect the Company’s profitability. • The Company is subject to the risks associated with leasing space subject to long-term non-cancelable leases and with respect to real property that the Company itself owns. • The Company relies in part on the success of its franchise partners, over whom the Company has limited control with respect to their operations. Failure on behalf of the Company’s franchise partners to successfully manage their franchises or effectively represent the Company and its brand could harm the Company’s business results. • The Company relies on a number of third parties in the supply chain of coffee, store supplies, or merchandise to produce or deliver its products, and failure by these third parties to efficiently operate could adversely impact the Company. • The Company is heavily dependent on the market for high-quality Arabica coffee beans and other commodities, and changes in these markets that increase costs or reduce supply, such as through adverse weather, natural disasters, crop disease, political unrest, and other economic conditions, could harm the Company’s operating results. • The Company relies on its employees to provide a high-quality customer experience, and any failure on behalf of the Company to cater to the consumer experience could harm the brand.

Black Rifle Coffee Company SUMMARY KEY RISKS (CONT’D) 57 Risks Related to the Company’s Business (Cont’d) • The Company's results of operations are subject to seasonal and quarterly variations, which could cause the price of our common stock to decline. • The Company must maintain adequate operational and financial resources, especially if the Company continues to grow, in order to maintain its current market performance. • The Company depends on cash generated from our operations to support our growth, and we may need to raise additional capital, which may not be available on acceptable terms. • The Company depends heavily on information technology and its ability to process data in order to sell goods and services. Failure to protect against software or hardware vulnerabilities, as well as disruption, for any reason, to these information technology systems, could result in operating losses, privacy and security breaches, loss of customers, liability, damage our customer and business partner relationships, and other significant reputational, financial, legal, and operational consequences. • Pandemics or disease outbreaks, such as the COVID-19 pandemic, could adversely affect the Company’s business by disrupting supply chains, negatively impacting consumer preferences and spending, and reducing foot traffic to the Company’s retail coffee shops and wholesale business partners. Risks Related to the Company’s Brand • The Company promotes itself as a supportive member of the veteran and military community, and actively participates in this community through donations, hiring commitments, and other events. Failure by the Company to maintain this strong branding could negatively impact the Company’s business. Additionally, any other factors which may negatively impact perception of the brand, including factors listed elsewhere in this summary, may harm the Company. • The Company holds various forms of intellectual property, including trademarks, trade names, and service marks. The Company’s success is partially dependent upon its ability to build brand recognition using these marks and to protect its intellectual property from infringement and misuse. • The Company is subject to a variety of food safety regulations, and failure to adequately maintain food safety or quality, or reports that the Company had safety issues or failed to implement proper safety measures, whether true or not, could result in loss of customers, regulatory warnings, food recalls, and other adverse outcomes that could impact the Company’s profitability. • The Company possesses personal, financial, and other confidential data from customers and employees, and if that data is compromised or lost, even through the actions of third parties, the Company could be subject to litigation, liability, and reputational damage. Risks Related to People and Culture • The Company’s success relies heavily on its ability to hire and retain qualified employees, and changes in the availability and the cost of labor could harm its operating results. • The Company depends on its executive officers and other key employees, and the loss of one or more of these individuals, or the inability to attract and retain suitable replacements, could harm the Company’s business. • If the Company’s employees were to unionize, and if collective bargaining agreement terms were significantly different than current compensation agreements, the Company’s operating results could suffer. Risks Related to Regulation and Litigation • The Company is subject to numerous statutory, regulatory, and other legal requirements regarding accounting practices. Failure to comply with these requirements, or changes in these requirements, could negatively impact the Company’s operating and financial results. • The Company is subject to taxes by the U.S. federal, various state, and various local tax authorities. Changes in the Company’s tax liability could negatively impact the Company’s operating and financial results. • The Company and its vendors collect, store, process, and use personal and payment information and other customer data, which subjects us to a variety of laws, regulations, and industry standards relating to data processing, protection, privacy, and security. The actual or perceived failure by the Company, its customers, or its vendors to comply with such laws, regulations, or industry standards may harm the Company’s results of operations. • The Company is subject to laws and regulations from the FDA and FTC governing food and beverage labeling and misleading advertisements. If the Company mislabels its products or advertises in a way that is untruthful or misleading, the Company may be subject to liability. • The Company is subject to laws and regulations that govern the display and provision of nutritional information of its products. Failure to comply with these requirements or adverse consumer perceptions based on health information could negatively impact the Company’s operating results. • The Company and its franchise partners are subject to various other federal, state, and local laws and regulations not listed above. These laws include the FLSA, FMSA, and ADA, as well as laws relating to food and beverage safety, zoning, licenses and permits, employment, and franchising, among others. Failure to comply with applicable laws and regulations could result in liability for the Company. • Beverage and restaurant companies have been the target of class action lawsuits and other proceedings. The Company, as a participant in this market, is subject to those same risks, whether liable or not. Lawsuits and proceedings are costly, divert management attention, and could result in negative public perception, regardless of the validity of claims, and therefore implementation of any proceedings could harm the Company.

Black Rifle Coffee Company SUMMARY KEY RISKS (CONT’D) 58 Risks Related to Public Company • The Company’s management team has limited experience managing a public company. • It is possible that the Company’s internal control over financial reporting is not effective because it cannot detect or prevent material errors at a reasonable level of assurance. The Company’s past or future financial statements may not be accurate and it may not be able to timely report its financial condition or results of operations, which may adversely affect investor confidence in the Company and the price of the common stock. • The Company will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives and corporate governance practices. • Upon closing of the Business Combination, the public company will be a “controlled company” within the meaning of the applicable exchange rules and, as a result, will qualify for exemptions from certain corporate governance requirements. The stockholders of the public company will not have the same protections afforded to stockholders of companies that are subject to such requirements. • You may not have the same benefits as an investor in an underwritten public offering. Risks Related to Business Combination • The benefits of the proposed Business Combination may not be realized to the extent currently anticipated by the Company or SilverBox, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees. • The costs related to the Business Combination could be significantly higher than currently anticipated. • The consummation of the Business Combination is expected to be subject to a number of conditions and, if those conditions are not satisfied or waived, any definitive agreement relating to the Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed. • SilverBox’s directors and officers may have interests in the Business Combination different from the interests of SilverBox, the Company or their respective stockholders. • The Business Combination will result in changes to the board of directors of the Company that may affect the strategy of the combined company. • SilverBox’s sponsor has agreed to vote in favor of the Business Combination, regardless of how SilverBox’s public stockholders vote. As a result, approximately 20.0% of SilverBox’s voting securities outstanding, representing the SilverBox voting securities held by SilverBox’s sponsor, will be contractually obligated to vote in favor of the Business Combination. • The ability of SilverBox’s stockholders to exercise redemption rights with respect to a large number of outstanding SilverBox’s Class A common stock could increase the probability that the business combination would not occur. • SilverBox’s board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.

Exhibit 99.2

BLACK RIFLE COFFEE COMPANY ANALYST AND INVESTOR DAY PRESENTATION

JANUARY 11, 2021

C O R P O R A T E   P A R T I C I P A N T S

Evan Hafer, Founder and Co-Chief Executive Officer, Black Rifle Coffee Company

Joe Reece, Executive Chairman, SilverBox Engaged Merger Corp I

Tom Davin, Co-Chief Executive Officer, Black Rifle Coffee Company

Toby Johnson, Chief Operating Officer, Black Rifle Coffee Company

Greg Iverson, Chief Financial Officer, Black Rifle Coffee Company

Tanner Doss, Vice President of Investor Relations, Black Rifle Coffee Company

P R E S E N T A T I O N

Tanner Doss

Good morning. I’m Tanner Doss, VP of Investor Relations for Black Rifle Coffee Company. We want to thank you for joining the Black Rifle Coffee Analyst and Investor Day. The time today will be devoted to the company presentation. We’ll welcome questions during our breakout session at 1:30 p.m. Eastern Time. Following today’s session, should you need further time with management or have follow-up questions, the ICR team is happy to set up individual calls.

Before turning the presentation over to Evan Hafer, Founder and CEO of Black Rifle Coffee, I would like to remind you that during this presentation, the parties will be making some forward-looking statements regarding future events and results. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and as a result are subject to risk and uncertainties. The information discussed today is qualified in its entirety by the SEC filings that have been filed to date by SilverBox Engaged, including the registration statement on Form S-4 filed with the SEC on January 4, 2022, which may be accessed on the SEC’s website.

You are urged to review the Form S-4 and all other relevant documents filed, or that will be filed with the SEC in connection with the business combination. Please note that today’s presentation is not an offering of securities or a solicitation of proxy, consent or authorization, or the solicitation of an offer to buy any securities pursuant to propose business combination or otherwise.

Now, before we introduce Evan Hafer, Founder and CEO of Black Rifle Coffee Company, we would like to begin with a short video.

(INTRODUCTORY VIDEO)

Evan Hafer

I knew that I wanted to join the military early as I could remember. Every deployment I went on, I was taking a small batch of roasted coffee with me. Great coffee was one of those things where if you started your day with it, it just kind of made your day that much better. I want people to know when they step into the company that this is owned by the veteran community.

Mat Best

The culture of our company is we don't settle for mediocrity. We always shoot for excellence and that will always be the primary ethos of our company.

Greg Iverson

In 2019 Black Rifle did about $82 million in revenue. Almost all that revenue came from our direct to consumer business. In 2020, we were able to double the size of the company with most of that coming from our direct to consumer business but importantly, building some capabilities beyond direct to consumer.

Tom Davin

Experiential coffee shops or outposts. This is where the BRCC brand comes to life. Ready to drink coffee sold in convenience stores. Our wholesale business involves partnering with leading national retailers such as Bass Pro Shop.

Toby Johnson

What's really exciting about the omni-channel presence of our brand is the true incrementality that it brings. We are reaching our consumer in new ways and it has a magnifying effect for the brand and our ability to reach our consumers through multiple channels.

Logan Stark, Vice President of Media, Black Rifle Coffee Company

It's this constant drive to constantly be evolving what we're doing to give our customers a better coffee experience.

Mat Best

This has come from the values and the ethos of the people that make up this company. We're not paying someone to define what we do. We live it day in and day out and no one can take that from us.

Evan Hafer

Lives will be changed and they'll be changed in a good way.

(PRESENTATION)

Evan Hafer

Good morning, everybody. I’m Evan Hafer. I’m the Founder and CEO of Black Rifle Coffee Company. Thank you for joining us for this Analyst and Investor Day. This is an exciting time for everyone at Black Rifle Coffee as we prepare the company to go public. Sorry, we couldn’t all be in-person for this. I would’ve loved to have shared some Just Black Coffee this morning with everybody.

Let me introduce a few of the executives here at Black Rifle Coffee. First, we’ve got Tom Davin. He is my Co-CEO. He came on as a Board member back in 2018, later about 2019 a little bit in –’19, he came on as my Co-CEO. I felt it was important to bring somebody in at that time to help me professionalize and grow the company. So we could build out a more sophisticated finance division. So we could scale different sections of the company with process and procedures.

And that’s something that Tom is inherently great at. He spent the majority of his life or his career in fast growing category, defining companies like Taco Bell, Panda Express, most recently 5.11 Tactical before he came out here. Tom Davin also had several years in the Marine Corps. He was a Marine Corps captain. He was an infantry officer. He’s a fantastic addition to the team. He brings a level of expertise and a layer of sophistication that we greatly needed and we’re very thankful to have him.

Next, we have Toby Johnson. So Toby comes to us most recently. So she is the newest executive that we’ve added to the team. She’s been with Black Rifle for less than a year. She is also a Board member. She’s got several years in the army. She’s a West Point grad. She’s an Apache pilot. Before that she was at Campbell Soup or after that – sorry, she was at Campbell Soup. She ran a multi-billion dollar snack food division for Campbell. She was at PepsiCo. She was at Frito-Lay. She’s a Apache pilot. She’s a legitimate badass. And I love having her as the Chief Operating Officer. I can’t thank her enough for joining the team and you guys are going to be super impressed.

Next, Greg Iverson is our Chief Financial Officer. He brings 25 plus years to our finance and accounting division. He came from Overstock and Apollo. So he’s been a – he’s been the CFO of two other public companies. He’s built an incredible team over there. He’s also – short story Greg and I were actually at the University of Idaho together around the same time. He is a couple years ahead of me. I was a couple years behind. He was probably a much better student. So we’re very thankful to have him as well.

We also have Joe Reece. So Joe Reece has over 35 years of experience and he’s the former Head of Investment Banking in the U.S. for UBS. So Joe comes to us, he’s part of the SilverBox Engaged Merger Corp team. He and Glenn have both been welcome additions to the Black Rifle Coffee team. I can’t thank them enough for engaging with us several months ago. They’ve been a fantastic addition to our team. They’ve helped a ton with all the preparation. We’re very thankful to have them.

So a little bit about me and my background. I was born in rural Idaho. I was the son of a logger. My grandfather is logger. So I grew up in a very small town in rural Idaho. Everybody, I knew they were either loggers or farmers. I was the first person I think in my family to break out of that mold and do something different. I went to University of Idaho for a while. Then I left and pursued my dream to become a green beret in 2000. I became a green beret in 2003. I invaded Iraq with Special Forces. I also had a coffee grinder and whole bean coffee that I took with me. So I could make fresh ground coffee in the mornings before we conducted the art of war you could say.

So from 2003, it took me a couple years. I ended up joining the CIA. And I was there for about nine and a half years. The thing I kept wanting to do was roast coffee. What I really wanted to do was kind of leave government service, make a great transition and start a micro lot roaster that would deliver specialty micro lot coffees to everybody in the world right to their doorstep, less than two weeks out of roaster. So you could say that the development of Black Rifle is really from the genesis of my life, which is probably over exaggeration. But the story of my life is built around hard work and blue collar values with a layer copy sophistication from the West Coast, San Francisco and Seattle, and all the places that I’ve frequented looking for micro lot coffees. And then deploying and serving the United States in a wide variety of missions mainly around the constitution, which leads me to why was the company called Black Rifle Coffee. The story and it goes back to 2013, I was working on a range and I was training special forces soldiers, and former Navy seals and Marine forced recon guys to join the CIA. And I had a little one pound coffee roaster on the back tailgate of a truck.

I was roasting coffee for the guys who were going through the course, and I had my service rifle, which was a Black Rifle right next to my coffee roaster. At the time, I thought, well, we’ll just pull those two things together, merge those names and Black Rifle Coffee will be a tribute to what I feel is lifesaving equipment for all those that serve the constitution. And it’ll be an homage to the generations of men and women that have served this country before me.

So we merged those two things. I founded Black Rifle Coffee in 2014. And I ran this out of my garage for the first year and a half with my wife and I kind of doing customer service, roasting coffee, packing boxes. I basically worked every job in Black Rifle Coffee. I didn’t start with startup capital. I started with $1,800. My one pound coffee roaster, and I worked this out of my garage for over a year while I worked a second job.

I slept on a thermarest below my desk. I worked 20-hour days sustained for two years because I wanted to build something for the veteran community that was truly unique. My dedication and my passion to the community I think is kind of exemplified in a combination of ways. But my first year, I wasn’t able to pay myself anything. We made a little over $1.3 million, $1.37 to be exact. I didn’t pay myself any compensation. I’d sold my houses, my cars, everything I could in order to fund the growth of Black Rifle. But I was still able to contribute back to a veteran non-profit. So from day one, year one, my commitment back to the veteran community has always been through voting with my dollar and really trying to figure out what the mission is, dedicate my life to it, then drive directly towards that.

Our second year, we’ve continued to grow the company about sometimes we would double or triple the size of it. Now, obviously you’ve seen the model. You see what we’ve done. What we’ve been able to do for the veteran community across the globe to the soldiers, the sailors, and the airmen that have been deployed in the front lines, we’ve been able to deploy over $3 million in value to the front lines in 2021. We’ve given over $1.2 million to veteran first responder charities alone in 2021.

And the furthermore, what we’re trying to do and what I’m trying to do is build this ecosystem where the veteran community has something truly unique. They can come to work here at Black Rifle, we can entertain, we can inform, we can inspire, but through the combination of ways, not only through our causes, but the hiring process, I threw out this goal to hire 10,000 veterans, build something truly unique for them, where they have this incredibly talented pool of people that go to work every day and they understand the plight that the veterans sees specifically the GWOT veteran. And some of the things about the United States veterans, you might not know and some interesting facts is there are about 18.5 million veterans, which count for about 7% of the U.S. population. Their leaders and their communities, their leaders and their companies and you probably can identify multiple veteran leaders across communities, some of the challenges that we face.

So veterans typically at a higher rate will see mental and physical health challenges that the general population won’t, which is one of the driving factors in more importantly, I would say the strategic asmith of the company is not only to build something unique, but also directly contribute back to the veteran community every day, every week, every month, every year. And we have to speak very loud with the ecosystem that we build, the challenges that we put out, the veteran charities that we contribute to.

And I truly believe the actions speak louder than words. So it’s not just the way that we hire. It’s also how we inspire, which is a big driving factor as to why are we going public? The biggest thing that I think that we can give back to the veteran community is showing them that you can take a company from your garage with an $1,800 roaster, sleep under your desk, grind it out for years on end. You can take something from that garage and you can become publicly traded in seven years. And you can do it along the way with ethics and morality. And you can also build a profit driven company that will continue to grow and sustain for years to come with the ethics and morality driven company that continues to grow and sustain not only the internal aspects of the company and be profitable, but it becomes the inspiration for other business donors to go out and do the same thing.

It becomes a galvanized ecosystem for veterans that are transitioning to come in and work in a professional work environment to be openly embraced and we can communicate about those mental and physical challenges that we face every day. And we can be mission focused and having a direct impact to the veteran community every day as we roll out of bed and go to work. As you start to build something truly unique and valuable, we can always maintain the give back. We can always maintain the give back to the veteran community and the people that serve our country.

There are over 50,000 homeless veterans in the United States. Veteran unemployment is typically about 16% higher than your general population. One of the dents that I want to put in the universe is how big of an impact can we make and driving down those numbers and veteran homelessness and veteran suicide and veteran unemployment, how do we decrease those? How do we decrease those and continue to maintain profitability while scaling the company? This is our North Star. It’s our mission. It’s my calling. And it’s a calling to the company.

So I invite you all to join us on this journey, because my team and I build a unique mission driven business that we can all be proud of. And I can promise you that I’m fully committed to accomplishing our mission in building a category defining company that will create significant shareholder value.

So I’m going to turn it over now to Joe from SilverBox and he’ll discuss the SilverBox side of Black Rifle Coffee. Thanks, Joe.

Joe Reece

Thanks, Evan. We are incredibly excited to partner with Evan and the team at Black Rifle. And we – like Evan said, we appreciate your time today. It’s been an excellent six months with Evan and team, preparing this company to be a well performing company in the public markets. As we’ve told our shareholders, we evaluated over 200 potential transactions before we ultimately settle on Black Rifle. And I will tell you the more time that myself and my team spend with Evan, Tom, Toby and the rest of the team, the more excited we get about the opportunities for our shareholders as shareholders at Black Rifle.

In my 30 plus year career on Wall Street, I have reviewed invested in finance, taken public hundreds of companies. And I will tell you, I have rarely ever seen a company with the operational and financial growth opportunities that we collectively feel Black Rifle presents.

Even more importantly, we see great opportunity for shareholder value creation here. Our opinion is Black Rifle Coffee Company is a great company for three reasons. First and maybe foremost is the focus on the mission. You heard Evan mentioned his commitment and his team’s commitment to bettering the lives of veterans and critical to that is building a great company.

My first exposure to the loyalty of this – the customer base here came in an airport. I was actually wearing a Black Rifle t-shirt I was in LAX, I was headed to JFK on a Black Rifle meeting and I had two separate passengers walking through the airport, stop me and say, love the company, love the merchandise, love the coffee, love the brand, and most importantly, love the mission. The same exact thing happened on that trip, when I got off the airport in JFK and it really resonated for us, why this is such an authentic compassionate mission driven brand. The fact that they’ve got a net promoter score of 78, which is world class. We feel epitomizes what this brand means to its customer base.

Second, we’re talking about a huge market opportunity. Just in the U.S., coffee is a $45 billion category. What’s great about this company though? It’s already more than coffee. Approximately 12% of the revenues in 2021 were merchandise. That’s leading aside brand extension, product extension, et cetera that Tom and team are going to talk about. But this is a huge market opportunity for the prosecuting.

Third and finally, this is all about execution. They have built a massively scalable platform. That started out, Evan mentioned what he and his wife did in his garage, bagging coffee, they built this brand digitally native, right? That gives them extreme competitive strategic advantage as they begin to scale. They can geospatial market. They can drive traffic, they can do things that other land-based retailers and consumer product companies can’t do.

Ultimately, this truly is an omni-channel business and it’s going to allow the company to serve its loyal customer base through multiple channels. You’ll hear Tom talk later about the flywheel. This is all about execution and no one knows how to execute like this team. And this will drive shareholder value.

If you turn the page please, I’ll give you some statistical highlights behind why we feel so strongly that Black Rifle is a great investible asset. If you look from 2019 to 2021, the company nearly tripled revenues. And based on what we’ve seen in the management forecast that we believe are very attainable. They’re going to double revenues yet again in the next two years. The company’s gross margins are in line with some of the highest quality and most profitable companies and the broader consumer sector. And we actually see opportunities for further margin expansion is the company continues to expand and scale, make no mistake.

We know coffee is very, very competitive. However, it’s also very large and it’s very attractive as a daily ritual consumable. Most importantly, we think that there’s a real mega trend going on, where customers want to support and buy from companies with whom they share values. And when you think about the customer base here, it’s hard not to want to support veterans and first responders and the mission that Evan and Tom and Toby and Greg and the whole team are driving to. And the best part about this is great as this company is right now, we think that Tom, Toby, Evan and the whole team, they’re just getting started.

With that, Tom, the Co-CEO, I’m going to turn it over to him and let him walk you through some more specifics on the business. Tom?

Tom Davin

Joe, thank you very much. Good morning, everybody. Evan Hafer, of course, enjoying some just black and a cup. I’ve got rich mocha in a can, our rated drink product. I highly recommend it to you. So as we discuss Black Rifle Coffee business model, I’d like to highlight three key reasons why we believe we’re uniquely position to win in this competitive category.

Number one. We’re the only mission driven lifestyle brand in the coffee industry. And our mission is core to everything we do. The mission is a major driver behind our success, because it resonates with customers, retail partners, vendors and yes even landlords. Our content creation capability enables us to build a large and growing community.

Next, we’ve create premium coffee and as Joe mentioned, high quality merchandise that our consumers love consistently executed across our different channels of distribution. Finally, we’re digitally native and omni-channel. We have a brand in product that allows to be in multiple complimentary channels, resulting in a highly differentiated scalable business model. Next slide please.

As a digitally native brand, social media is a key component of our strategy. We’ve a larger internal team dedicated to content creation and we work with over 50 brand ambassadors who use social media to promote the Black Rifle Coffee brand. Our in-house integrated technology platform leverages data science and marketing technology to provide insights on consumer behavior, allowing us to create content that our consumers will engage with and share with their friends. Next slide please.

This is the Black Rifle Coffee brand grows and evolves, we continue to drive innovation how we reach our growing community. Three examples of brand new partnerships just announced include. Travis Pastrana, one of the best known action sports athletes in the world and a six time X Games gold medalist. Travis just left team Red Bull to join Black Rifle Coffee Company.

Tim Kennedy is a former UFC professional fighter and currently serving U.S. Army Special Forces Green Beret with a large shows to media following. Finally, Spartan Race is the leading obstacle racing brand in the U.S. with a very large following as well. Next slide, please.

Joe Reece mentioned that our net promoter score is 78. This high level demonstrates strength of our brand and the enthusiasm our consumer exhibit and support of our mission. We have the highest NPS among coffee competitors and one of the highest across all consumer brands. You’ll note some of the commentary on the right hand side of the slide and we are just as proud of those customer comments as we’re the NPS score. Next slide, please.

Looking at the reasons customers buy our product. These demonstrate our brand values and product quality resonate with our consumers. This is according to a recent company survey that top three reasons customers purchase Black Rifle products are: first, our support for the military and veterans; second, our great tasting coffee; and third, our brand alignment with their values. Next slide, please.

So pulling this all together, we’re in the very early stages of a multi-decade growth strategy, led by the rapidly expanding community and executed through a powerful omni-channel platform that includes you to see outpost your experiential coffee shops and our wholesale segment. Collectively, as Joe mentioned up front, we call this the omni-channel flywheel. Each component supports the other components. The omni-channel is the key element of our growth model to allows us to serve customers in multiple ways while providing us with multiple vectors of growth.

One note of our wholesale channel. Within this channel, there are two somewhat distinct set of channel partners. First on the wholesale coffee and merchandise side, we’re partnered with specialty retailers, such as 5.11 Tactical, Bass Pro Shops and Cabela’s, where we have meaningful overlap with our community. In these relationships, we’re typically the only provider of coffee products often in a dedicated shelf space or fixture. For a Ready to Drink or RTD product, we sell canned coffee to C-Stores, grocery, drug and mass merge retailers, such as Speedway, H-E-B, CVS and Walmart.

As shown on the right side of the page, the primary driver of growth today has been our direct-to-consumer channel, but with the growth of outpost and wholesale segments, we expect the revenue makes to become much more balanced over time. Next slide, please.

Coffee is a significant market. We believe we can address the majority of the $45 billion U.S. coffee market. We’ve identified our serviceable addressable market is being $28 billion consistently of over a 100 million consumers aligned with our brand values. This serviceable addressable market is comprised of $10 billion at-home coffee consumption, $4 billion of Ready to Drink, and $14 billion out-of-home. Next slide, please.

We have a proven ability to reach a broad and diverse audience. Some of you may be surprised to learn that our top MSA in the United States is New York City followed closely by Dallas-Fort Worth, Los Angeles, Washington, DC, and Phoenix. We also have a very attractive customer demographic that skews younger and higher income relative to general population. Next slide, please.

Turning now to our unique brand and growing community. We utilize a three-pronged strategy to engage this community through high quality content. Inform is the first pillar of content. We want our audience to love coffee as much as we do. Our educational content focuses on coffee history, sourcing, and preparation techniques. The pillar is Inspire. This consist stories of active military members, veterans and local heroes. In many ways, the Inspire pillar is the beating heart of the company. It’s the “why” behind what we do. Entertain is the third pillar. This is the content people typically think of when they think of Black Rifle Coffee media, our audience loves the irreverent humor, slow motion action, and original music. That’s part of every piece we produce. Next slide, please.

So moving on to what customers buy. We create high quality coffee across broad offering comprised of ground and whole bean in bags, Ready to Drink product, K-Cups, we call them rounds, and instant coffee. Merchandise sales as Joe mentioned ceded about 12% last year consisting of premium t-shirts, hats that is drink wear and accessories including stickers. And it’s a very important part of our omni-channel model. We see this particularly in our Outposts where very large merchandise sales are a key driver of our superior Average Unit Volumes. Next slide, please.

We are passionate about coffee. You heard Evan talk about how it became his obsession in the military. And today, we sourced premium quality Arabica green coffee from Columbia and Brazil, with a score of 83 points on the green or higher. We find we win versus competition on aroma and flavor. And we roast our coffee in house at a state of the art facility in central Tennessee, where today we still have significant capacity for expansion. We recently added to our coffee sourcing team to continue expanding our capabilities ensure that we will always have the highest volume coffee. Next slide, please.

We’ve got a deep and cohesive leadership team, each of whom have proven track records. This enables us to vigorously execute on the business model. I’ll note that of the top leaders, five of us are military veterans and five have been senior executives at public cup. In short, we’ve got high performing team that’s committed to deliver results in a public company environment. We’ve also continued to add to this team and support of our growth. And we’ll talk more about that in the subsequent slides. Next slide please.

This is really exciting news and that we’re committed to building a mission-driven culture that like the military incorporates a diversity of talent and voices. And we believe our mission driven culture is a key driver of our ability to attract, retain and develop talent. Just recently last month, Black Rifle Coffee was recognized as the LinkedIn Diversity Champion among companies of 1000 employees or less. This put us in the same league as other larger companies, such as NASA, Boston Consulting Group and the Harvard Business School. I’ll note that this award came about with no involvement whatsoever from us or the company was entirely reduces all of the work done by LinkedIn’s data analytics team, as they examined company engagement and activity in and around the LinkedIn platform. Next slide, please.

This is my favorite slide in the presentation. So this sets up the whole growth strategy section. And of course, most you, at this point have not had chance to go to an outpost location. This photo is of people over 50 folks in line the night before the grand opening of our Clarksville, Tennessee outpost this past summer. These people have queue up overnight to be first in line for this 05:00 a.m. grand opening. Why, yeah, they’ll get a free getting tumbler that gives them drip coffee for a year, but it’s really all about coming together as a community. And we believe this illustrates the pent up demand for the Black Rifle Coffee brand across the country. And it shows we are filling a void that’s not addressed by our coffee competition. I’ve been part of some great brands before, as Evan mentioned, Taco Bell, Panda Express and 5.11 yet I’ve never seen anything like this level of excitement. Next slide, please.

Here we highlight our four key vectors of growth. Number one, we’ll continue to grow our direct-to-consumer business. The D2C business of course, has been the core driver of growth to date and we see the opportunity to achieve predictable growth far into the future. Number two, we’ll expand our outposts and we believe we have superior prototype unit economics along was significant white space for growth. Third, we’ll continue to rapidly scale Ready to Drink business. We’ve grown this segment to be a top four brand in just 18 months and we’re just getting started. Finally we’ll expand our wholesale partnership distribution. Next slide, please.

So double clicking on our direct-to-consumer segment, we believe, we are the leading coffee subscription company with attractive customer acquisition economics, and a high retention rate. We’ve got a low monthly churn in the range of 3% to 4% and more than 285,000 active coffee club subscribers. So come a long way from 2014 in Evans Garage, where you had the idea of coffee shipped to one’s home on a subscription basis. We’ve got an excellent lifetime value and that’s approximately four times our cost to acquire customers. Note that for last year 2021 approximately 40% of total revenues to the company was generated from subscription revenue. Next slide, please.

With aided brand awareness trust U.S. below 20% again, aided brand awareness below 20%. We have significant brand building opportunity where every element, the omni-channel growth model will enhance awareness and drive penetration. Looking closer at the brand awareness among our core military and veteran affiliated audience, our brand awareness is only 17% that illustrates that we have significant opportunity to expand with that group and the other groups on the right hand side of the slide. Next slide, please.

Moving to our second growth driver outposts. As mentioned, outposts are key component in the omni-channel business model literally redefining the brand experience by inviting our community members to engage on a personal and daily basis. The experiences are unique, defensible and the unit economics are outstanding. These locations are also billboards that provide another customer acquisition vehicle. As you know, I’ve got significant experience building out retail locations. I’ll led the expansion well over at 1,000 restaurants and or stores for Taco Bell, Panda Express, and 5.11 Tactical. The opportunity we have here at Black Rifle Coffee is the most exciting I’ve experienced in my career.

Let’s take a look at the unit economics for outpost. So as you can see, our check average at $12 to $13 is about double that of our coffee competitors. What drives that high check average? What’s a merchandise mix of approximately 48% of revenue, which includes bagged coffee, K cups, as well as hats, t-shirts and the like fully demonstrates that we are a lifestyle brand with an incredible emotional connection to our customers. Our prototype location generates average volumes of approximately 2.5 million, which is among the highest for coffee or beverage related concepts. We target four well margins of 25% and with build out costs for approximately $1.4 million cash on cash returns of 45% or more. We opened 12 new outposts in 2021, including seven company-owned stores and the results of difference further confidence in both the unit economics and the overall opportunity set. Next slide, please.

Here are two external photos, of course, on the left side, and four interior photos of outpost. I direct your attention to the middle two photos and those retail merchandise in bag coffee, t-shirts, hats, drinkware. And if you look really close, so you might be able to see some stickers in there that comprises roughly 600 square feet of interior space. That’s fully dedicated to retail and it’s integrated as part of the queue line, as one would go from entering the store up to the front counter to make an order. Next slide, please.

As mentioned, we believe we have a long runway to expand outpost. We estimate that our white space opportunity today is over 1,300 locations. This is based on proprietary analytic work. We’ve done with Jones Lang LaSalle, the large real estate advisory firm. And based on this, we expect to have at least 78 outposts opened by 2023 in nine priority markets. Note that for site strategy, we leverage our proprietary customer database of two million lifetime customers along with the JLL analytics and our team’s extensive background in store development. All of this allows us to hit a very high diving average. Next slide, please.

Here’s a great case study for the Phoenix market, which has saw in the product signs is one of our priority markets. Based on our data analytics, we believe Phoenix will be in the highly attractive market and we plan to develop the entire market as company owned stores. We did our initial mapping in February of last year. We hired a broker shortly thereafter. In August, we updated the analytics with refreshed customer data. As you can see on the map, we plotted over 40 potential store locations, 42 to be exact here. And we now have four executive leases and eight other leases in various stages of negotiations that obviously totaled 12 sites puts us well on track to proceed our goal having 13 outpost in the market by 2023.

I’ll now turn the call over to Toby Johnson, our Chief Operating Officer. Toby?

Toby Johnson

Thanks, Tom. I’ll join Tom and Evan and raising a mug as you’re hopefully enjoying our coffee this morning. We hear time and again that people come to our brand, because they love our mission, but they come back because we make great products and a delicious cup of coffee. So cheers.

As Evan said earlier, I’m a recent addition to the team joining at August of last year, after 14 years in the CPG industry. And I’ve had the opportunity to sell some incredible brands, but I have never seen the reception and enthusiasm for a newly launched product. Like I’ve experienced with our RTD products. As a veteran, I joined this company, because I believe deeply in the mission, and because of this, I take the responsibility of stewarding our growth with a disciplined approach very seriously, so that we can continue to have a positive impact in the lives of veterans and first responders as we build this business for the future.

We launch Ready to Drink coffee in March of 2020 with two 11 ounce products. Since then we’ve added two incremental 50 ounce products with 300 milligrams of caffeine and MCT Oil. And as we end 2021, our Ready to Drink portfolio is now available in more than 40,000 locations across the U.S., which is in line with the forecast we published in November. We’re a top four brand in this $4 billion category with less than 20% penetration in convenience stores. Our products and brands have been incredibly well received. For example, we’ve been the number one contributor to RTD coffee dollar growth in the convenience channel for six straight months. And we were recently awarded the 2021 CSP Retailer Choice Best New Product award.

The pull we have from customers is tremendous. And importantly, we have the ability to execute on that demand. Having already built out our distribution network with over a 100 DSD distributors. We now have 90% distribution coverage of the U.S. market. We have tremendous runway to continue to build on the momentum of our Ready to Drink business with two main paths for significant growth. I’ll cover the first path on the next slide.

So first, we’re looking at expanding points of distribution. As mentioned, our 11 ounce RTD products are in less than 20% of convenience stores. And our 15 ounce products are in less than 10%. With our existing retail partners, we have less than 50% penetration with that, those roughly 40,000 doors that I mentioned, and that’s out of a total of 73,000. We actually see our total potential door opportunity as much larger at 375,000 doors across convenience stores, food, drug, and mass. And we will continue to expand our retail partner footprint with more than 30 newly secured partnerships activating in early 2022. You can see listed on the right hand side of the slide, some of our current national retail partners from Circle K and CVS, to HEB and Walmart, as well as some recent new customer wins. Next slide, please.

The other path to growth is by adding additional SKUs and facings to our existing distribution points. For illustrative purposes, we’ve provided an actual case study from a national chain that shows the incrementality of adding SKUs to demonstrate our growth potential. You can see the increase in velocity of volume per outlet as we’ve added these SKUs supporting a very compelling case for SKU expansion within current doors. The data shows both the growth in volume per outlet that we’ve been experiencing. And more recently the impact and the incrementality of our two new SKUs contributing to the overall growth.

We have four SKUs today, we believe there are compelling opportunities to increase our SKUs overtime and we do have plan to launch at least two new SKUs during 2022. We believe our forecast for RTD are conservative as they assume less than three SKUs per door during the forecast period. Next slide please.

In addition to consumers interacting with our brand in both our outpost and through convenience stores and FDM, we also distribute our products to outdoor DIY and lifestyle retail chains, which we believe is unique and speaks to the strength of our brand. These partnerships emphasize compliment and highlight our mission and provide strong lifestyle branding opportunities. In these locations, we sell coffee products, including bagged coffee, K cups, RTD coffee, as well as merchandise. We’re typically the only branded coffee sold in these stores often with dedicated Black Rifle exclusive displays. We believe these strategic partnerships expand our brand awareness due to overlapping customer basis, particularly with those who are active duty or retired military those with passions, for hunting, fishing, and the outdoors, as well as enthusiasts with high affiliation to our brand.

At the end of 2020, our products were sold in more than 2,200 of these specialty retail doors up from 800 in 2019. We’re targeting more than 3,600 doors out of the total 7,200 by the end of 2023. And we view these retail partnerships as a key part of omni-channel flywheel driving our business by reaching consumers across multiple touch points.

I’ll now turn it back over to Tom.

Tom Davin

Thank you, Toby. So great example of our omni-channel flywheel can be seen in the San Antonio, Texas market. In 2020 we opened one outpost in certain selling product in the local bass per shop. We also introduced greater drink product in convenience stores in and around the San Antonio market. And of course, we were already serving the at home direct-to-consumer market via our e-com platform. In 2020, revenue in the market totaled approximately $3 million. And the key points that when we opened that first outpost, we saw an immediate lift in direct-to-consumer sales within a five minute drive time of the store and that lift has sustained.

Last year in 2021, we continued to add additional wholesale doors achieved approximately $5 million of total revenue in the market. Today, we have two more outposts about to go under construction with three additional deals in negotiation. Fast forward to 2023, we’ll have seven outposts and anticipate total revenue more than $20 million. So while it’s still early, it’s clear that every element of the omni-channel flywheel model is indeed additive and creates a capital efficient, highly differentiated business platform. Next slide, please.

So technology investment is a key enabler of the omni-channel model. Our investment priorities for 2022 include fully integrating our retail outposts and digital channels, including loyalty, gift card programs, order head capability for food and beverages in the outposts, order online, pick up in store for bagged coffee in retail merchandise along with in-store subscription management. We’ll also dramatically include or improve rather than a coffee club subscription experience facilitated by a new headless e-Commerce solution and enhanced by new backend subscription billing platform. Next slide, please.

So pulling it all together, back to the financial model, we’re forecasting that we achieved more than $230 million in revenue last year in 2020. We’re highly confident in the $300 million revenue guidance we’ve shared for 2022 and for the stair step from 2021 up to 2023. You can see the direct-to-consumer account for about $36 million of incremental revenue based on steady growth of our substantial direct-to-consumer based business. Wholesale in total will deliver $87 million incremental revenue from new doors, new retailers, and the outpost segment will contribute approximately $78 million of incremental revenue totaling north of $430 million forecasted for 2023. That indicates a go forward compound annual growth rate of 37%.

I’ll now turn the call over to Greg Iverson, our CFO to talk about our financial performance in further detail. Greg?

Greg Iverson

Thank you, Tom. Slide 38 really demonstrates the evolution of our business. If you go back a couple of years to 2019 Black Rifle Coffee was almost entirely a direct-to-consumer business. In 2020, we achieved incredible growth doubling our revenue from $82 million to $164 million. But what’s not really evident in the stack bar chart is that during 2020, we also transform the company through the opening of our first company outpost, our first franchise outpost, the launch of our Ready to Drink product and establishing our partnership with Bass Pro and Cabela’s in our wholesale channel.

With this, we entered 2021 with omni-channel capabilities, which we’ve rapidly scaled throughout the year. For 2021, we planned revenues of $230 million, which is a 40% growth rate versus 2020 based on our preliminary results for the month of December, we expect 2021 revenue to be in line with or slightly higher than our $230 million target. Going into 2022 with our proven omni-channel model, we are very confident in our ability to achieve our 2022 revenue target of $311 million. Next slide, please.

This slide illustrates some of the key growth drivers supporting our model. Before I go into the details, I’m proud to report that we met or exceeded all the channel growth KPIs on this chart for 2021. First, with direct-to-consumer, as planned, we moderated our growth versus what we experienced in 2020 and we continue to grow our subscriber base and maintain strong customer retention. Tom referenced the brand awareness among our audience remains relatively low, which gives us confidence. We can continue to grow our subscription business as we continue to increase awareness overtime.

Second, with our Ready to Drink business, we’ll continue our track record of successful launches with retailers and distributors in this very large market. As a reminder, the U.S. market includes 375,000 doors. So at a 100,000 doors by the end of 2023 represent penetration of less than 27% of the U.S. market.

Third with retail coffee shops, we’ll execute on our strategy by creating an immersive experience for our customers. As Tom described, we have a talented and experienced team bringing stores to life in our target markets.

Fourth, wholesale. The results of our partnerships with retailers such as Bass Pro and Cabela’s have been very positive. There’s a lot of demand for our product with other leading retailers. Also, as a reminder, the wholesale door counts on this slide don’t include food drug or mass. Next slide, please.

Next, I’ll touch on marketing. We’ve historically operated an efficient marketing model that leverages our own media capabilities. This has allowed us to generate about 70% of the revenue from our website from unpaid sources. Going forward, we’ll gain leverage on our marketing spend with much of our growth coming from our outposts and wholesale channels as both require less marketing spend than direct-to-consumer. Additionally, we’ll continue to drive efficiencies in our marketing platforms and benefit from scale, particularly with those marketing investments that are more fixed in nature. Next slide, please.

I’d now like to briefly touch on our approach to capital allocation. First, our business historically has been highly capital efficient. The primary area for capital investment going forward is our outpost. We’ve already described our ability to invest in that channel and achieve 45% cash on cash returns. Most of our remaining capital will be allocated to investments in additional capacity and automation for our in-house coffee production. Next slide, please.

Last topic I’ll cover today is our long-term revenue growth and profitability targets. Starting first with revenue, given the strength of our brand and our product offering within the massive U.S. coffee industry, we’re confident we can deliver sustained revenue growth at or above the 30% level.

Second, on gross margin, we’ve demonstrated gross margins at or above 40% and there’s room for improvement as we continue to scale and fine tune our operations. Lastly, on EBITDA margin. Today, we operate across three channels and two of these channels were launched within the last 24 months. We’re subscale and investing significantly to support the rapid growth of these new lines of business. But at a scale, we believe we can realize EBITDA margins around 20%.

Next slide, please. To give these long-term targets and context, we’ve included a couple of benchmarks on this slide. We think Monster and Chipotle have strong similarities with our highest growth channels being RTD and outpost. If you go back to 2002 and 2003 and look at how both Monster and Chipotle scaled their businesses during roughly similar stages of growth, Monster was able to achieve over 25% EBITDA margins overtime, and Chipotle was able to add 200 basis points to 400 basis points of EBITDA margin each year as they grew their business. Based on the attractive underlying economics of our revenue channels with the sustained focus on efficiencies and leveraging our scale overtime, we believe that a 20% EBITDA margin is achievable, is an achievable target for our business.

I’ll now turn the presentation back to Toby Johnson to talk about some of the initiatives underway to improve margins and the near-term.

Toby Johnson

Thanks, Greg. I’d like to share some detail on how we’re building our expertise within the supply chain organization and how we’re then focusing the efforts of this team on margin improvement initiatives. Since joining Black Rifle in August last year, I’ve been building a team to help deliver against some of our biggest opportunity areas.

First I’d like to highlight some of our talent. Manny leads our overall supply chain organization and comes to us from leading supply chain for PepsiCo’s $8 billion Latin America foods business. You see a picture of him from his time serving in the U.S. Air Force. Stanley joined us as a full time dedicated contractor and brings a wealth of coffee expertise. He spent the past 13 years deeply engaging in the coffee value chain around the world. He’s pictured at a coffee farm in Brazil. Another dedicated contractor Jack has a 32-year career with Frito-Lay and is someone I have worked with directly for the past five years. We are tapping into his manufacturing expertise.

Lastly, Ben joins us with a great background serving as an Area Manager for Amazon, setting up Frito-Lay supply chain for eCommerce and most recently from PepsiCo Logistics. He leads our fulfillment, distribution and transportation team and is a former Green Beret. I want to reinforce our commitment to veteran talent, Manny and Ben are great examples of the caliber of our veteran leaders that we have at Black Rifle. Next page, please.

Next, I want to walk you through some of the specific areas that we are focused against. First is sourcing, which is critical with 80% of our standard unit cost driven by green coffee beans. We're working to both consolidate our sourcing and warehouse partnerships and to be more agile with our sourcing origins. We will never compromise on quality and a broader set of origins will enable us to provide our customers with a freshest coffee depending on seasonality.

It will also enable us to respond to unforeseen situations like the three frosts and Q4 drought of Brazil experience last year. The next opportunity area is manufacturing. Our focus here is investing to automate and enable scaling our production in our Tennessee footprint to support up to $1 billion in revenue as the business grows. This will automate our process, which is largely manual today. Pictured is a roasted coffee handling system, including whole roasted bean storage, chain way conveyors, grinder surge hopper, and degassing bins.

In addition to scale and efficiency, these investments will enhance the quality of our coffee production. Today we use totes to manually move coffee from station to station in the plant. In the future, once coffee is added to our green bean handling system, as it enters the plant, it will be conveyed automatically all the way to our packaging lines.

Another opportunity areas for fulfillment, we currently have two fulfillment centers located in Tennessee and Nevada. As you can see from our heat map, the opportunity to optimize our fulfillment solution to serve our customers and support our growing omni-channel business may call for additional distribution notes.

Last is shipping. We have opportunities to improve partial efficiency and LTL consolidation, while also reducing days to deliver to our customers. Currently, shipping costs represent the largest single item in our cost base. So this is very important. We're confident in our ability to impact these areas with our supply chain team, leading these efforts, we anticipate impact to the work in each of these areas in half one of 2022, and we will continue to build a pipeline of opportunities to pursue as elevate performance and support the growth of our business.

Tom, over to you to wrap up.

Tom Davin

Toby, thank you very much. So let’s pull it altogether. We're in the early years of a multi-decade growth strategy, execute through the proven elements of the omni-channel flywheel. We fully appreciate that we operate in a very competitive arena, but we believe a winning, durable business model and the team to execute the model. As we wrap the presentation like you to think about five key factors here.

Number one, Black Rifle Coffee is an exciting growing brand. We have more than 285,000 active club subscribers. We're Ready to Drink coffee business that is dealing rapidly. We've an Outpost model that's exciting and delivering outstanding results.

Number two, we've got a talented management team for the great track record of achieving results.

Three, we've already delivered excellent financial results. Notably, over the past three years, grown revenue at a compound annual growth rate of 67% and plan to grow at 37% compounded over the next three years.

Fourth, we know how to build this brand. We've gotten an aggressive integrated growth strategy and we have a team with a relentless dedication to executing the plan.

Five and lastly, we've chosen a partner for the investment, who's as passionate about our mission as we are. Our partners at SilverBox engaged have tied their sponsor economics to our growth. So their interests, our interests, and the interests of shareholders are tightly aligned. As a final reminder, we have a breakout session coming up at 1:30 PM Eastern and that's a great time to address all your questions. We look forward to continuing our discussions and drinking more Black Rifle Coffee with you. Thank you very much.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of the Company or SBEA. Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the Form S-4 relating to the business combination filed with the SEC, and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and Authentic Brands LLC (the “Company”), the parent company of Black Rifle Coffee. In connection with the proposed business combination, BRC Inc. (“PubCo”) has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). PubCo has filed a registration statement on Form S-4 (Registration No. 333-260942) with the SEC, which includes a proxy statement of SBEA and a prospectus of PubCo, referred to as a proxy statement/prospectus. After the Form S-4 has been declared effective by the SEC, a proxy statement/prospectus will be sent to all SBEA stockholders as of a record date to be established for voting on the proposed business combination. SBEA also will file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SBEA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SBEA through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.